As filed with the Securities and Exchange Commission on February 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENTRADA NETWORKS, INC.

(exact name of registrant as specified in its charter)

Delaware	3577	33-0676350
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. employer
of incorporation or organization)	Classification Code Number)	Identification No.)

12 Morgan

Irvine, California 92618

(949) 588-2070

(Address, including zip code, and telephone number, including area code, of registrant's principal place of business and principal executive offices)

KANWAR J.S. CHADHA, Ph.D.

Chairman and Chief Executive Officer

Entrada Networks, Inc.

12 Morgan

Irvine, California 92618

(949)-588-2070

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all communications to:

W. RAYMOND FELTON, ESQ.

Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP

Metro Corporate Campus I

Post Office Box 5600

Woodbridge, New Jersey 07095

(732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee

Title of each Class of Securities to be Registered	Dollar Amount to be Registered	Proposed Maximum Offering Price Share [1]	Proposed Maximum Aggregate Offering Price [1]	Amount of Registration Fee

Common Stock, par value $.001 per share	$ 600,000	$0.15	$450,000	$57.01

----------------------

1 Estimated pursuant to Rule 457 based upon the closing price of the common stock on February 4, 2004 as reported on the OTCBB solely for the purpose of computing the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED FEBRUARY 9, 2004

PROSPECTUS

Entrada Networks, Inc.
3,000,000 Shares
Common Stock

This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus, of 3,000,000 shares of our common stock. We intend to issue these shares to the selling shareholders on or about __________, 2004.

We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus, and we will bear certain expenses incident to their registration. The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. The price to the public for the shares and the proceeds to the selling shareholders will depend upon the market price of the securities when sold. See "Selling Shareholders" and "Plan of Distribution."

Our common stock is quoted on the Over-The-Counter Bulletin Board (OTCBB) under the symbol "ESAN." On February 4, 2004, the closing price for our common stock was $ 0.15 .

INVESTING IN COMMON STOCK INVOLVES RISK. BEFORE YOU INVEST, YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 7.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February __, 2004.

TABLE OF CONTENTS

                                                                                                                                                                                          Page
SUMMARY INFORMATION	4
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	17
SELLING SECURITY HOLDERS	17
PLAN OF DISTRIBUTION	18
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	19
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	22
DESCRIPTION OF OUR COMMON STOCK	23
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	24
ORGANIZATION WITHIN LAST FIVE YEARS	24
OUR BUSINESS	24
WHERE YOU CAN FIND MORE INFORMATION	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
Results of Operations/Comparison of the Nine months Ended October 31, 2003 and 2002	26
Liquidity and Capital Resources	28
Critical Accounting Policies and Estimates	30
Recent Accounting Pronouncements	30
Results of Operations: Comparison of the Years Ended January 31, 2003 and January 31, 2002	31
Results of Operations: Comparison of the Years Ended January 31, 2002 and January 31, 2001	33
Liquidity and Capital Resources	36
EXPERTS	38
DESCRIPTION OF PROPERTY	38
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	38
EXECUTIVE COMPENSATION	40
CONSOLIDATED FINANCIAL STATEMENTS	F-1
FINANCIAL STATEMENTS FOR THE PERIOD ENDED OCTOBER 31, 2003	F-2
CONSOLIDATED BALANCE SHEETS OCTOBER 31, 2003 AND JANUARY 31, 2003	F-2
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) THREE AND NINE MONTH ENDED OCTOBER 2003 AND 2002	F-3
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)	F-4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-5
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	F-6
FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2003	F-7
CONSOLIDATED BALANCE SHEETS JANUARY 31, 2003 AND 2002	F-8
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JANUARY 31, 2001, 2002, 2003	F-9
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED JANUARY, 2003, 2002 and 2001	F-10
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED JANUARY 31, 2003-2001	F-11
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY 31, 2003	F-12
PART II	80
INFORMATION NOT REQUIRED IN PROSPECTUS	80
INDEMNIFICATION OF DIRECTORS AND OFFICERS	80
OTHER EXPENSES OF ISUANCE AND DISTRIBUTION	81
EXHIBITS	81
UNDERTAKINGS	83
SIGNATURES	84

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully.

Unless the context otherwise requires, all references to "Entrada," "the Company," we," "us" and "our" refer to Entrada Networks, Inc. Unless otherwise indicated, this prospectus assumes that any of our outstanding options or warrants have not been exercised into our shares of Common Stock.

Our Business. We are in the business of developing, marketing and selling products for the network connectivity industry, and we operate through three wholly owned subsidiaries. Our Torrey Pines Networks subsidiary is engaged in the development and commercialization of fully optical storage area network and metropolitan area network transport products. Our Rixon Networks subsidiary designs, manufactures, markets, and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers. In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. Our Sync Research subsidiary designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

Our Industry . Our products address the connectivity needs for networked high bandwidth data communications. The networking industry has experienced increasing demand for products and services since the early 1990’s as corporations discovered increasing value in connecting desktop devices through local and wide area networks. The emergence of the Internet as a cost-efficient data transport medium accelerated this movement and moved the revenue opportunity beyond the local area network to the metropolitan area network and wide area network environments. Our products address the demand for connectivity solutions in the traditional data networking markets plus the emerging market for storage area networking.

Our Strategy . Our primary strategy is to develop the next generation of products that connect and extend the range of the storage area networks based on the Coarse Wave Division Multiplexing (CWDM) technology. We have received certifications for our first Silverline?-CWDM product line and are building capability to enhance the design as well as install these and other products in this marketplace.

Our other strategies are to continue providing Network Connectivity products through our Rixon subsidiary and through Sync Research frame relay devices and service to business critical applications through resellers, distributors, and a number of the regional and national Telecommunications Operating Companies.

Our Common Stock . Our shares of common stock are traded over the counter (OTCBB) under the symbol "ESAN."

Our Company. Entrada Networks, Inc. was incorporated in the State of Delaware in 1995. Our principal executive offices are located at 12 Morgan, Irvine, California 92618. Our telephone number is (949) 588-2070. Our website is www.entradanet.com . We do not intend the information found on our website to be a part of this prospectus.

Stock Purchase Agreement with Selling Stockholders. On November 25, 2003, we entered into a Stock Purchase Agreement with SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC to purchase a total of 3,000,000 shares of our common stock at $0.20 per share for a total of $600,000 contingent upon the shares to be issued being registered for resale under the Securities Act. We are registering for resale the shares of common stock that will be issued under that agreement. Other than the shares covered by this prospectus, none of these two selling shareholders holds more than one percent (1%) of our common stock and none of the two selling shareholders has ever held any position or office with us.

The Offering

Shares of Common Stock Offered:	3,000,000 shares of common stock.

Use of Proceeds:	We do not own any of the shares being offered and so we will not receive any cash proceeds from the sale of the shares.

OTCBB Symbol:	ESAN

Risk Factors. See the "Risk Factors" section on page 7 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Historical Financial Information. The following table presents summarized financial information as of and for the nine months ended October 31, 2003 and as of and for the fiscal years ended January 31, 2003, 2002 and 2001. You should read the table together with the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" section included later in this prospectus, and our consolidated financial statements and related notes beginning on page 41of this prospectus. This information is extracted from the consolidated financial statements presented elsewhere in this prospectus and in previous filings and should be read in conjunction therewith. All amounts are in thousands except for per share information.

	For the Nine Months Ended		For the Fiscal Year Ended
	October 31,		January 31,

	2003	2002	2003	2002	2001

Operating Data:	(Unaudited)	(Unaudited)
Revenue
Product	$ 4,927	$ 9531	$ 12,243	$ 10,125	$ 24,606
Services	765	1,117	1,388	3,138	1,051

Total Revenues	$ 5,692	$ 10,648	$ 13,631	$ 13,263	$ 25,657
Selling and Marketing	390	633	830	3,438	5,239
Engineering, research and development	941	853	1,172	6,499	6,860
General & administrative expenses	1,220	1,587	2,139	4,035	2,913
Other operating expenses	341	360	480	1,741	6,875
Non-recurring one time charges	-	-	-	248	-

Total operating expenses	$2,892	$3,433	$4,621	$15,961	$21,887
Net income (loss)	$(543)	$1,367	$1,742	$(7,249)	$(21,129)
Net income (loss) per share	$(0.04)	$0.11	$0.14	$(0.66)	$(2.98)
Weighted average shares outstanding	13,402	12,755	12,801	10,994	7,083

	As of October 31,	As of January 31,
	2003		2003	2002	2001

	(Unaudited)
Balance Sheet Data:
Current assets	$4,657		$6,267	$7,301	$20,461
Total assets	5,348		7,671	9,439	22,944
Current liabilities	1,104		2,761	6,174	12,677
Long-term liabilities	-		-	27	131
Stockholders' equity	4,244		4,910	3,238	10,136
Working capital	$3,553		$3,506	$1,127	$7,784

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment. The risks described below address some of the factors that may affect our future operating results and financial performance.

We may be unable to obtain additional funding on satisfactory terms, which could interfere with our existing and planned operations, dilute our shareholders or impose burdensome financial restrictions on our business. Historically, we have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. Although we have been able to generate some cash from our operating activities in the recent past, there is no assurance we will be able to continue to do so in the future.

Economic conditions may cause declines in investor confidence in and accessibility to capital markets. Further, because our common stock is not listed on a national exchange, the ability of any potential or future investors to achieve liquidity from our common stock is limited, which could inhibit, if not preclude, our ability to raise additional working capital on a timely basis, in sufficient amounts or on terms acceptable to us.

Any future financing may cause significant dilution to existing shareholders. Any debt financing or other financing of securities senior to common stock would likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If adequate funds are not available, we may also be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain this financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitiveness.

We have limited working capital. Our working capital is limited and we are constantly challenged in executing our business plan. Additionally, our working capital does not allow us to fund significant organic growth opportunities or to cope with unforeseen contingencies. Unless we are able to secure additional external financing, for which there can be no assurance, we could be constrained in pursuing new opportunities aggressively.

We rely on a relatively limited number of customers, and the loss of any significant customer could materially and adversely affect our business and financial condition. Historically, we have derived a significant portion of our revenues and accounts receivables from a relatively limited number of customers. The loss of one or more of these customers, or their inability to pay, could have a material and adverse on our operating and financial results. In fact, Cisco, our single largest customer discontinued purchasing from us an adapter card starting from the third quarter of the just ended fiscal year 2004. During the three months ended October 31, 2003, Cisco Systems, accounted for approximately 21.9% of our consolidated net revenues and during the nine months ended October 31, 2003, Cisco Systems, accounted for approximately 61.4% of our consolidated net revenues.

This has had a major impact on our revenues and operating results, and there is no assurance that the sales of this legacy product line could be restored to its current levels. This adapter card was scheduled to go out of production last year but had been kept in production at Cisco’s request while it qualified a replacement card. Unless we are able to sustain revenue levels, cut costs and raise additional capital to fund future operations, our auditors have expressed that there may be concern regarding our ability to continue as a viable entity in fiscal year 2005 which began on February 1, 2004.

The inventory of raw materials and finished goods at hand exclusive to the adapter card shipments to Cisco amounts to approximately $0.3 million and is deemed necessary and/or sufficient for replacements in the field. Therefore, the impact on our inventory is not material.

Our industry is highly competitive, and we may not have the resources required to compete successfully. The market for network connectivity products and services and storage area network transport equipment is extremely competitive and we expect competition to continue to intensify in the future. Our primary sources of competition include Adaptec, Intel Corporation, Interphase, CNT, Vixel, ADVA, Ciena, TransMode, Pandatel, Finisar, MRV Communications and many other companies. We may also face competition from a number of other companies that have announced plans for new products to address the same problems that our products address. Many of our current and potential competitors have significantly greater resources, name recognition and customer relationships than us. In particular, established companies in the telecommunications equipment or computing industries may seek to expand their product offerings by designing and selling products using competitive technology that could render our products obsolete or have a material adverse effect on our revenue.

We operate in a market where emerging companies enter the markets in which we are competing and new products and technologies are introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business.

Our business will be seriously harmed if we are not able to develop and commercialize new or enhanced products. Our growth depends on our ability to successfully develop new or enhanced products. Our next generation of network management products and coarse wavelength division multiplexing products are under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis or at all. We will need to complete each of the following steps to successfully commercialize new products: complete product development, qualify and establish component suppliers, validate manufacturing methods, conduct extensive quality assurance and reliability testing, complete any software validation, and demonstrate systems interoperability.

If we do not develop these products in a timely manner, our competitive position and financial condition could be adversely affected.

In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.

We maintain high levels of inventory with low turnover. We have historically maintained high levels of inventory to meet the output requirements of our customers over which we have little influence and to support our legacy products already in service. Many of our products require custom parts with long lead times and our inventory levels allow us to provide fast response to our customer needs. While we continually review our reserves for conservative valuations, significant changes in customer demand for our products could adversely and materially affect our business.

Except for the fiscal year ending January 31, 2003, we incurred net losses over the recent past and may experience future losses. We have incurred losses from continuing operation during the nine months ended October 31, 2003 of $0.5 million, and for the years ended January 31, 2002 and 2001 of $10.7 million and $17.7 million, respectively. We have financed these losses through a combination of debt issuances, bank lines of credit and security placements. However, there can be no assurance that our working capital requirements will not exceed our ability to generate sufficient cash to support our requirements and the needed capital will have to be obtained from additional external sources.

Our future growth depends on our ability to attract new customers, and on our customers' ability to sell additional services to their own customers. Most of our potential customers evaluate our network connectivity and storage area products for integrated deployment in larger systems. There are a limited number of potential customers for our products. If we are not selected by a potential customer for particular system project, our business may be seriously harmed. Similarly, our growth depends on our customers' success in selling integrated solutions based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.

The time that our customers and potential customers require for testing and qualification before purchasing our networking products can be long and variable, which may cause our results of operations to be unpredictable. Before purchasing our products, potential customers must undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers require time-consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, the timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is beyond our control, including: our customers' build out and deployment schedules, our customers' access to product purchase financing, our customers' needs for functional demonstration and field trials, and the manufacturing lead time for our products. Because our sales cycles are long and variable, our results of operations may be unpredictable.

Our products may have errors or defects that we find only after deployment, which could seriously harm our business. Our products can only be fully tested after deployment. Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified, we could experience loss of or delay in revenues and loss of market share, loss of customers, failure to attract new customers or achieve market acceptance, diversion of engineering resources, increased service and warranty costs, and legal actions by our customers. Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our business.

If our products do not interoperate with our customers' systems, installations will be delayed or cancelled or our products could be returned. Many of our customers require that our products be designed to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned, any of which could seriously harm our business.

If we fail to establish and successfully maintain strategic alliances, our business may be harmed. Strategic alliances are an important part of our effort to expand our revenue opportunities and technological capabilities. We cannot be certain that we will be able to enter strategic alliances on terms that are favorable to us. Our business may be harmed if we fail to establish and maintain strategic alliances.

Our business may be seriously harmed if we are unable to establish successful relationships with distributors and systems integrators. We believe that our future success is dependent upon our ability to establish successful relationships with a variety of distributors and systems integrators. As we expand domestically and internationally, we will increasingly depend on distributors and systems integrators. If we are unable to establish and expand these relationships, we may not be able to increase market awareness or sales of our products, which may prevent us from achieving and maintaining profitability.

Our business for storage area networking products may be seriously harmed if the market for storage area networking products does not develop as we expect. Our planned product offerings are focused on the needs of providers that service storage area networks. The market for storage area networking products is new, and we cannot be certain that a viable market for our products will develop or be sustainable. If this market does not develop, or develops more slowly than we expect, our business may be seriously harmed. Furthermore, the storage area networking industry is subject to rapid technological change and newer technology or products developed by others could render our products non-competitive or obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products would be significantly reduced and our business will be seriously harmed.

We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships. We use contract manufacturers to manufacture and assemble our products in accordance with our specifications. We do not have long-term contracts with any of them, and none of them are obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.

We rely on a limited number of suppliers for some of our components, and our business may be seriously harmed if our supply of any of these components is disrupted. The major components of our products include circuit boards, microprocessors, chipsets, and memory components among other components. Most of these components are available from multiple sources. However, some components used in our products are obtained from single or limited sources and may from time to time be in short supply. We have from time to time experienced, and are experiencing, difficulty in obtaining some components. We do not have guaranteed supply arrangements with any of our suppliers, and we cannot assure you that our suppliers will continue to meet our requirements. Shortages of components could not only limit our production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to use higher-cost substitute components. Significant increases in the prices of components could have a material adverse effect on our results of operations because we may not be able to adjust product pricing to reflect the increases in component costs. Also, an extended interruption in the supply of components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations by impairing our ability to timely deliver quality products to our customers. Delays in deliveries due to shortages of components or other factors may result in cancellation by our customers of all or part of their orders. Although customers who purchase from us products that are not readily available from other sources would be less likely than other customers of ours to cancel their orders due to production delays, we cannot assure you that cancellations will not occur.

The availability of many of these components to us is dependent in part by our ability to provide suppliers with accurate forecasts of our future requirements. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously impact our present and future sales.

In addition, we have from time to time received from manufacturers "last buy" notices that indicate that one or more components that we incorporate into our products will be discontinued. If we are unable to participate in a last buy or are unable to purchase an adequate quantity of last buy components to cover our needs until the time, if any, that we are able to find an appropriate substitute component that works with the current design of our product or to redesign our product to allow for use of a substitute component, we may have to eliminate the product from our product line. We believe that with respect to many of our single source components, we could obtain similar components from other sources. However, in response to past last buy notices, we have been working to alter product designs on some of our products to allow us to use alternative components. We cannot assure you that we will be successful in our redesign of these products or that we will not experience difficulties associated with future last buys. Further, we cannot assure you that future severe shortages of components that could increase the cost or delay the shipment of our products will not occur.

We may be unable to protect our intellectual property, which could limit our ability to compete. We hold nine patents and have two patents pending for our Silverline(TM) product design. Although we attempt to protect our intellectual property rights through patents, trademarks, and copyrights, by maintaining certain technology as trade secrets and by other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged; that such intellectual property rights will provide competitive advantages to us; or that any of our future patent applications, if any, will be issued with the scope of the claims sought by us, if at all. We cannot assure you that others will not develop technologies that are similar or superior to our technology, or that our competitors will not duplicate our technology or "design around" the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or intend to do business in the future.

We believe that the future success of our business will depend on our ability to translate the technological expertise and innovation of our personnel into new and enhanced products. We cannot assure you that the steps taken by us will prevent misappropriation of our technology. In the future, we may take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business and operating results.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves, and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

Any claims of infringement of the intellectual property of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all; or redesign those products that use such technology. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

The markets that our products address are governed by regulations and evolving industry standards. The market for our products is highly regulated and industry standards intensive, with many standards evolving as new technologies are deployed. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories. In addition, there are industry standards established by various organizations such as Fibre Channel Industry Association, American National Standards Institute, and Internet Engineering Task Force. We design our products to comply with those industry standards so that each particular product can be accepted by its intended customer and we are not aware of any standards based product modifications required. To the extent non-compliance with such standards has a detrimental effect on customer acceptance, we must address such non-compliance in the design of our products. Standards for new services and network management are still evolving. However, as the standards evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply or delays in compliance could materially and adversely affect our business, operating results and financial condition.

Our future revenues are unpredictable and our financial results may fluctuate. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as the cancellation or postponement of orders, the timing and amount of significant orders from our largest customers, our success in developing, introducing and shipping product enhancements and new products, the mix of products we sell, new product introductions by competitors, pricing actions taken by us or our competitors, the timing of delivery and availability of components from suppliers, changes in material costs and general economic conditions.

Our business may be adversely affected by competitive pressures, which we must react to. The industry we compete in is characterized by declining prices of existing products. Therefore continual improvements of manufacturing efficiencies and introduction of new products and enhancements to existing products are required to maintain gross margins. In response to customer demands or competitive pressures, or to pursue new product or market opportunities, we may take certain pricing or marketing actions, such as price reductions, volume discounts, or provisions of services at below market rates. These actions could materially and adversely affect our business, operating results and financial condition.

If we are unsuccessful in our efforts to take advantage of distribution channels for our products, sales of our products may decline or fail to increase. We channel many of our products through a network of distribution outlets. We are continuing to develop and solidify our relationships with certified resellers, distributors and system integrators, many of which are part of a worldwide distribution network. To the extent we are unsuccessful in our efforts to create or maintain an adequate quality and quantity of these relationships, sales of our products may decline or fail to increase as we work to establish effective channels to market.

We rely heavily on our management and board of directors, and the loss of their services could materially and adversely affect our business. Our success is highly dependent upon the continued services of key members of our management and board of directors, including our Chairman of the Board, Chief Executive Officer and President, Dr. Kanwar J.S. Chadha and Vice Chairman and Chief Financial Officer, Dr. Davinder Sethi. The loss of Dr. Chadha, Dr. Sethi or one or more other key members of our management or board of directors could have a material adverse effect on us because each of these individuals has experience and skills upon which we draw heavily in our day-to-day operations and/or strategic planning activities. We do not maintain key-man life insurance policies on any member of management. Our ability to pay cash compensation to retain key members of our management and board of directors is limited by our cash flows.

Our common stock price is subject to significant volatility, which could result in substantial losses for investors. The stock market as a whole and individual stocks historically have experienced extreme price and volume fluctuations, which often have been unrelated to the performance of the related corporations. During the quarter ended January 31, 2004, the high and low closing sale prices of our common stock were $0.21 and $0.11, respectively. The market price of our common stock may exhibit significant fluctuations in the future in response to various factors, many of which are beyond our control and which include:

     •    Variations in our quarterly operating results, which variations could result from, among other things, changes in the needs of one or more of our customers;

     •    Changes in market valuations of similar companies and stock market price and volume fluctuations generally;

     •    Economic conditions specific to the industries in which we operate;

     •    Announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

     •    Regulatory developments;

     •    Additions or departures of key personnel; and

     •    Future sales of our common stock or other debt or equity securities.

If our operating results in future quarters fall below the expectations of market makers, and investors, the price of our common stock likely will decline, perhaps substantially. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources. Consequently, the price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you.

Shares of our common stock eligible or to become eligible for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities. As of February 5, 2004, we had outstanding 13,900,720 shares of common stock, a substantial portion of which were unrestricted, were eligible for resale without registration under Rule 144 of the Securities Act of 1933, or were registered for resale or issued with registration rights. Disregarding beneficial ownership cap limitations that apply to some holders of our derivative securities, as of February 5, 2004, we also had outstanding options and warrants that were exercisable for or convertible into approximately 3,050,563 shares of common stock, nearly all of which were issued with registration rights. Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. Any adverse effect on the market price for our common stock could make it difficult for us to sell equity securities at a time and at a price that we deem appropriate.

Because our stock is not listed on a national securities exchange, you may find it difficult to dispose of or obtain quotations for our common stock. Our common stock trades under the symbol "ESAN" on the OTC Bulletin Board. Because our stock trades on the OTC Bulletin Board rather than on a national securities exchange, you may find it difficult to either dispose of, or to obtain quotations as to the price of, our common stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including statements in the "Risk Factors," "Our Business," and Management’s Discussion and Analysis of Financial Condition and Results of Operations" sections, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather reflect current expectations concerning future results and events. Words such as "believes," "expects," "intends," "plans," "anticipates," "likely," "will" and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those set forth in the "Risk Factors" section of this prospectus, some of which are beyond our control that could cause actual results to differ materially from those forecast or anticipated in such forward-looking statements. These factors include, but are not limited to, the technical and commercial success of our current and future products, reliance on vendors and product lines, competition, performance of new products, performance of affiliates and their future operating results, our ability to establish successful strategic alliances, quarterly and seasonal fluctuations, dependence on senior management and possible volatility of stock price. These factors are discussed generally in greater detail under the caption "Risk Factors" in this prospectus.

We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks and uncertainties are described in the following section. We specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by SBI Brightline IV, LLC and/or Trilogy Investment Fund I, LLC of shares in this offering. We will receive proceeds from the sale of shares to them pursuant to the Stock Purchase Agreement. We expect to use such proceeds for working capital, acquisitions, and for other general corporate purposes, including research and product development.

SELLING SECURITY HOLDERS

We are registering a total of 3,000,000 shares of our common stock, pursuant to the Stock Purchase Agreement we entered into with SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC. We are registering for resale the shares of common stock that will be issued under that agreement. Prior to their acquisition of the shares covered by this prospectus, none of the selling shareholders listed below holds more than one percent (1%) of our common stock and none of the selling shareholders listed below has ever held any position or office with us.

The following table sets forth information for the shares being registered hereunder with respect to the shares held by the selling shareholders. The number of shares of common stock offered for resale by this prospectus by the selling shareholders was determined by the terms of our agreement with such selling shareholders.

Name of Selling Shareholder SBI Brightline IV, LLC Trilogy Investment Fund I, LLC	Shares of Common Stock Owned Prior to Offering (1) 1,500,000 1,500,000	Number of Shares to be Offered for Sale (2) 1,500,000 1,500,000	Number of Shares of Common Stock Owned after Offering (2) 0 0

(1)    Under the terms of the Stock Purchase Agreement with each selling shareholder, these shares will not be issued and the purchase transaction will not be closed until the registration statement is declared effective. Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The selling shareholders have sole voting power and investment power with respect to all shares listed as owned by the selling shareholders.

(2)    We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling shareholders.

PLAN OF DISTRIBUTION

We have been advised that there are no underwriting arrangements with respect to the shares being offered. The selling shareholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly, or through one or more underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. If the shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses (crosses are transactions in which the same broker acts as an agent on both sides of the trade) or block transactions:

     •    on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

     •    in the over-the-counter market;

     •    in transactions otherwise than on these exchanges or services or in the over-the-counter market,

     •    through the writing of options, whether such options are listed on an options exchange or otherwise, or

     •    through the settlement of short sales.

In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

    The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus.

The selling shareholders also may transfer, pledge or donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. Upon our being notified by a selling shareholder that a donee or a pledgee intends to sell more than 5,000 shares, we will file a supplement to this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At anytime a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed, which will disclose:

     •    The name of the selling shareholder and any participating underwriters, broker-dealers or agents;

     •    The aggregate amount and type of securities being offered;

     •    The price at which the securities were sold and other material terms of the offering;

     •    Any discounts, commissions, concessions or other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

     •    That the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

We cannot assure you that any selling shareholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

On February 4, 2004, our directors and executive officers were:

Name	Age	Position

Kanwar J.S. Chadha	57	Chairman, President, Chief Executive Officer, Director

Davinder Sethi	56	Vice Chairman, Chief Financial Officer, Director (i)

Leonard Hecht	67	Director (ii)(iii)

Rohit Phansalkar	58	Director (ii)(iv)

Raymond Ngan	30	Director (ii)

(i) Member of Compensation Committee, (ii) Member of Audit and Compensation Committees, (iii) Chairman of Audit Committee, (iv) Chairman of Compensation Committee

Dr. Kanwar J.S. Chadha, Chairman, President, Chief Executive Officer and Director, has an agreement dated December 1, 2000, that provides for the immediate vesting of options, and for the Company’s loan of funds to Dr. Chadha for the purposes of exercising such options, in the event of a change in control of Entrada. We have entered into an employment agreement with Dr. Chadha that runs through April 14, 2004 and an employment agreement with Dr. Davinder Sethi, our Chief Financial Officer, that runs through October 31, 2005.

Dr. Kanwar J.S. Chadha, 57, has served as the President and Chief Executive Officer of Entrada since April 2000. He was elected as a director on August 31, 2000 and elected Chairman on September 28, 2001. He joined AT&T Bell Laboratories in February 1973 as a Member of Technical Staff and served as a systems engineer and principal software designer for the AMPS trial system. As a Supervisor at AT&T Bell Laboratories from August 1977 to August 1980, Dr. Chadha was responsible for the development of various software systems. As a Department Head at AT&T Bell Laboratories from August 1980 to January 1987, he managed the development of cellular phone technologies, MERLIN phone system, Applications Processor, Videotex system, and System 25 PBX. He was a co-founder of WaterBazaar.com e-portal. Dr. Chadha was also a founder of ERPL, Inc., a firm that specializes in the development of embedded software systems, enterprise and manufacturing resource planning software systems, and that provides business-to-business e-marketplace systems solutions and development. From 1988 to 1999, he ran his own private businesses in the graphic arts arena. Dr. Chadha holds a B.E. (Hons) in Electrical Engineering from Thapar Institute of Technology, Punjab, India, a M.A.Sc. in Control Systems from the University of Toronto, Ontario, Canada, and a Ph.D. in Systems Engineering from Case Western Reserve University, Cleveland, Ohio. Dr. Chadha is a first cousin of Dr. Davinder Sethi, one of our directors.

Leonard N. Hecht, 67, has served as one of our directors since August 31, 2000 and as our Chairman from September 2000 until August 2001. Mr. Hecht had served as Executive Vice President of Sorrento Networks, Inc. from August 2000 until January 2001 and as one of its directors from June 1996 to January 2001. Since 1994, he has been President of Chrysalis Capital Group, an investment banking company specializing in mergers, acquisitions and financings that he founded. From 1987 to 1993, Mr. Hecht was Managing Director of the Investment Banking Group and head of the Technology Assessment Group of Houlihan Lokey Howard & Zukin, a financial advisory firm. From 1984 to 1987, Mr. Hecht was the Vice Chairman of the Board and Chief Executive Officer of Quantech Electronics Corp., a diversified publicly held electronics company. Prior to joining Quantech, Mr. Hecht was a founding principal of Xerox Development Corporation, a wholly owned subsidiary of the Xerox Corporation. Xerox Development Corporation was active in strategic planning, mergers and acquisitions, divestitures, licensing, joint ventures and venture investing for the Xerox Corporation. Mr. Hecht has served on the board of many private and public companies.

Rohit Phansalkar, 58, has served as one of our directors since August 31, 2000. Mr. Phansalkar was the Chairman and CEO of Sorrento Networks Corporation from July to September 2000. He was a partner of Anderson Weinroth & Co. LP from February 1998 to June 2000. Prior to that, Mr. Phansalkar was the co-founder, Vice Chairman and CEO of Newbridge Capital, a firm dedicated to making private equity investments in India. From 1993 to 1996, Mr. Phansalkar was a Managing Director of Oppenheimer & Co., where he was the head of the Energy Finance Group. Mr. Phansalkar was the founding Chairman of The India Fund, a $510 million closed-end fund listed on the NYSE. Prior to joining Oppenheimer, Mr. Phansalkar was a Managing Director of Bear Stearns & Co. He is a director of Zip Global Networks, and Xius Technologies. Mr. Phansalkar received a BS in engineering from Michigan Technological University and a MBA from Harvard Graduate School of Business.

Dr. Davinder Sethi, 56, has served as our Chief Financial Officer since November 1, 2001. He has been a director of Entrada since September 2000. He was elected our Vice Chairman on November 19, 2001. Dr. Sethi was an independent advisor in the fields of information technology and finance. He was Chairman and Chief Executive Officer of iPing, Inc., and was a Director and Senior Advisor to Barclays de Zoete Wedd. In addition, Dr. Sethi spent seven years at Bell Laboratories in operations research and communications network planning and seven years in corporate finance at AT&T. Dr. Sethi holds a Ph.D. and M.S. in Operations Research, Economics and Statistics from the University of California, Berkeley, and is a graduate of the Executive Management Program at Penn State. Dr. Sethi also serves on the Board of Directors of Pamet Systems, Inc. and WorldWater Corporation. Dr. Sethi is a first cousin of Dr. Chadha, our Chairman, President and Chief Executive Officer.

Dr. Raymond Ngan, 30, has been a director of Entrada since November 2000. Dr. Ngan has been guiding technology and telecommunications companies for many years, most recently as Principal at Hikari Capital International. He previously served as Senior Vice President, Morgan Stanley Dean Witter, and as a Senior Associate at Chase Capital Partners. Dr. Ngan holds a bachelor’s, masters and Ph.D. from Oxford University, Oxford, UK, and an MBA from The Wharton School at the University of Pennsylvania.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 4, 2004, regarding the ownership of the Common Stock by each person (including any "group") who is known to us to be the beneficial owner of more than five percent of any class of our voting securities:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	Springboard Harper	741,249 shares	5.3%

The following table sets for certain information as of February 4, 2004, as to each class of equity securities of us, other than directors’ qualifying shares, beneficially owned by all directors and nominees, the Chief Executive Officer and each of our four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the last completed fiscal year:

		Common Stock

		Number of	Percentage of
Title of Class	Name of Beneficial Owner (A)	Shares	Outstanding (H)

Common	Kanwar J.S. Chadha 12 Morgan, Irvine, CA 92618	1,171,769 (B)	8.0%
Common	Leonard N. Hecht 12 Morgan, Irvine, CA 92618	311,621 (C)	2.2%
Common	Rohit Phansalkar 12 Morgan, Irvine, CA 92618	421,833 (D)	3.0%
Common	Davinder Sethi 12 Morgan, Irvine, CA 92618	1,237,823 (E)	8.5%
Common	Raymond Ngan	311,534 (F)	2.2%

	All Directors and Executive Officers as a group	3,454,580	21.6%

(A)    All information with respect to beneficial ownership of the shares is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided by such beneficial owners to us. Except as noted the addresses for each beneficial owner is 12 Morgan, Irvine, California 92618.

(B)    Includes exercisable options held by Dr. Chadha to acquire 810,000 shares of common stock and shares directly owned by Dr. Chadha of 361,769 shares. On February 5, 2002 the board of directors approved payment of $50,000 of Dr. Chadha’s salary for fiscal year 2003 in stock at the price of the stock on January 29, 2002 and on May 20, 2002 the board approved payment of $57,883 of his salary for fiscal year 2004 in stock as reported by Nasdaq at the close of business. On February 3, 2003 Dr. Chadha was issued options at a price of $0.22 per share for 660,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On April 30, 2003, the board of directors granted Dr. Chadha 150,000 options at the closing market price of $0.28 per share.

(C)    Includes exercisable options held by Mr. Hecht to acquire 200,000 shares of common stock and 111,621 shares indirectly owned by him. On April 23, 2002 the board of directors approved payment of $3,500 of Mr. Hecht’s past board fees in stock at the price of the stock on May 20, 2002 as reported by Nasdaq at the close of business. On May 20, 2002, the price was $0.16 per common share with the $3,500 payable by issuing 21,875 shares to him. In addition, Mr. Hecht holds options to purchase 90,000 shares of our common stock owned by Sorrento Networks Corporation, which are not considered to be beneficially owned by Mr. Hecht. On February 3, 2003 Mr. Hecht was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On November 24, 2003 the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on November 24, 2003.

(D)    Includes exercisable options held by Mr. Phansalkar to acquire 200,000 shares of common stock and 291,833 shares owned directly or indirectly by him. In addition, Mr. Phansalkar holds options to purchase 50,000 shares of our common stock owned by Sorrento Networks Corporation, which are not considered to be beneficially owned by Mr. Phansalkar. On May 20, 2002 Mr. Phansalkar received 18,750 shares of common stock for his unpaid past board fees in the amount of $3,000 at the market price of May 20, 2002, which was at $0.16 per share. Mr. Phansalkar also owns approximately 3,500 shares of the common stock of Sorrento Networks Corporation. On February 3, 2003 Mr. Phansalkar was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On November 24, 2003 the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on November 24, 2003.

(E)    Includes exercisable options held by Dr. Sethi to acquire 700,000 shares of common stock and 537,823 shares owned directly or indirectly by him. On February 5, 2002 the board of directors approved payment of $50,000 of Dr. Sethi’s salary for fiscal year 2003 into stock at the price of the stock on January 29, 2002 as reported by Nasdaq at the close of business. On January 29, 2002 the price was $0.13 per common share with the $50,000 resulting in 384,615 shares being issued to him. On May 20, 2002 Dr. Sethi received 25,000 shares of common stock for his payment of $4,000 at the price of $0.16 per share. On February 3, 2003 Dr. Sethi was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On April 30, 2003, the board of directors granted Dr. Sethi 100,000 options at the closing market price of $0.28 per share.

(F)    Includes exercisable options held by Dr. Ngan to acquire 150,000 shares of common stock and 161,538 shares owned directly or indirectly by him. On February 5, 2002 Dr. Ngan received 161,538 shares of common stock for his unpaid past board fees in the amount of $21,000 at the market price of January 29,2002 which was at $0.13 per share.

(G)    For each beneficial owner, the "Percentage of Outstanding" equals each owner’s actual holdings of shares plus shares represented by unexercised options and warrants held, divided by the total of our outstanding shares at February 4, 2004 plus the unexercised options and warrants detailed above for the referenced holder only. Please also note that the percentages are based on the amount of outstanding securities plus any securities that a person or group has the right to acquire within 60 days . In other words, individual percentages of the listed holders will not add to the group total because the calculations are made separately for each holder.

DESCRIPTION OF OUR COMMON STOCK

As of February 4, 2004 there were approximately 13,900,720 shares of our common stock issued and outstanding. This does not include the shares being sold per this prospectus. We are a Delaware corporation and are authorized to issue 50 million shares of common stock, par value $0.001 per share. We have outstanding 13, 900,720 shares of our common stock. Our shares of common stock are held by approximately 9,600 shareholders as of February 4, 2004.

Each share of our common stock has one vote on all matters presented to the shareholders. Because our common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision for claims against us. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are and will be no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares of common stock offered hereby when issued against payment of the consideration set forth in this prospectus, are, fully paid and non-assessable.

The registrar and transfer agent for our common stock is Register and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

We have agreed to indemnify the selling shareholders and they have agreed to indemnify us against certain losses, claims, damages, liabilities or expenses under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any other federal or state statutory law or regulation, or at common law or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act of 1933 and is therefore unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

We are a product of a reverse merger with Sync Research, Inc and the Entrada Networks-AJ, Inc. a wholly owned subsidiary of Sorrento Networks that occurred on August 31, 2000.The combined company was renamed Entrada Networks, Inc. In November, 2000, Sorrento distributed shares of our stock to its shareholders such that Sorrento was no longer the majority shareholder. The Torrey Pines subsidiary was established as a separate corporate entity in August 2001 expanding us to three operating entities where we remain today.

At the merger, Dr. Kanwar J. S. Chadha, Ph. D. was elected Director, President and CEO. Shortly thereafter, he was elected Chairman of the Board. He currently holds these positions. In November 2001, Dr. Davinder Sethi Ph. D. was hired as the Chief Financial Officer.

OUR BUSINESS

Entrada Networks, Inc., with 23 employees and consultants through its three wholly owned subsidiaries, is in the business of developing, marketing and selling products for the network connectivity industry. The business was formed in California in 1989 and reincorporated in Delaware in 1995 when it went public. At no time has the company had any bankruptcy, receivership or similar proceedings.

During the last three years, the primary focus has been on our Torrey Pines Networks product development in the Storage Area Network (hereafter to be called SAN) and metropolitan network transport products marketplace.

Our Torrey Pines Networks has developed several products for the SAN marketplace that have been certified and are being evaluated by a number of potential customers. We have received regulatory & industry certifications for our first Silverline(TM) coarse wave division multiplexing product line, and are in the process of introducing it into the market. Coarse Wave Division Multiplexing, or CWDM, is a sophisticated optoelectronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber in a transmission system. Designed to interconnect geographically separate data centers, the Silverline(TM) CWDM is our first fully optical Linux based 8-channel/4-port CWDM product line that is based on our patent-pending technology. It is a multi-protocol aggregation device that supports Fibre Channel, Gigabit Ethernet, fibre connectivity or enterprise system connection to a mainframe and SONET, on one fully customized system. SONET is a transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute. The parts for these products are readily available and our technology is protected by patents that are pending and trademarks. While in an overall competitive market, we are unique with our specific products that include customized features and price point.

Our Rixon Networks ("Rixon") segment designs, manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers ("OEM"). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. During this past quarter, our major customer stopped ordering an original equipment product from us that represented 62% of our nine month revenue to October 31, 2003. In response to this loss we have significantly reduced our overhead and added additional commissioned sales personnel to spread our revenue over a larger customer base. We will show a loss for our Fiscal year 2004.

Our Sync Research ("Sync") segment designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad. Emphasis on this profitable operation has been on servicing our legacy frame relay product. While the revenue is slowly declining, we anticipate profitability for the foreseeable future.

Sync sells to resellers, distributors, original equipment manufacturers partners and a number of regional Bell Operating Companies and Inter-exchange Carriers. Current customers include AT&T, MCI , Electronic Data Systems and Geico. Sync believes that its relationships provide sufficient alternative channels of fulfillment to serve the needs of middle and upper market customers. Also, Sync utilizes a distribution and value-added reseller channel as a primary distribution channels for its digital transmission products.

Our sales and marketing organization for the three subsidiaries at October 31, 2003 consisted of four (4) individuals, including managers, sales representatives, and support personnel. The current channel mix is approximately 28.1% original equipment manufacturers, 10.1% indirect and 61.8% other. We support our customers by providing product training, regular mailing of promotional and technical material, telephone and other technical support.

Our Strategic Plan is to:

Commercialize Torrey Pines’ optical Silverline(TM) SAN and metropolitan area networks transport product line.

Explore acquisition opportunities that fit into our existing technologies with emphasis on our SAN markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA will provide advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This calls for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline?-CWDM product line, and is actively pursuing acquisition opportunities to complement the current lines of business.

Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.

Maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement on Form SB-2 which we filed with the SEC under the Securities Act using a "shelf" registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

Our annual report is our Form 10-K report. The last filed Form 10-K was April 30, 2003.

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy and information statements, and other information with the Commission.

You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional offices at: 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http:/www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated unaudited financial statements and related notes thereto. The results of operations in the consolidated unaudited financial statements reflect the operating results of Entrada Networks for all periods presented.

On February 5, 2004, we completed a loan transaction for $500,000, the proceeds of which will be used for working capital purposes. The loan is described in our Form 8-K filed with the Securities and Exchange Commission February 6, 2004.

Results of Operations/Comparison of the Nine months Ended October 31, 2003 and 2002

Net revenues. Net revenues were $5.7 million for the nine months ended October 31, 2003, compared with $10.6 million for the nine months ended October 31, 2002. The 46.2% or $4.9 million decrease in net revenue in the nine months ended October 31, 2003 resulted primarily from $4.6 million reductions in our Rixon product shipments (primarily to Cisco).

Cisco had advised that it would discontinue purchasing from us an adapter card starting from the third quarter of the current fiscal year. The net revenues attributable to this specific adapter card was $3.5 million, approximately 61.4% of total net revenues in the nine months ended October 31, 2003 and $5.6 million or 52.7% of our total net revenues in the nine months ended October 31, 2002. The loss of such sales to Cisco has had a major impact on our revenues and operating results, and there can be no assurance that the sales of this legacy product line could be restored to its current levels.

We had no revenues from our Torrey Pines subsidiary.

Gross profit. Cost of revenues consists principally of the cost of components and subcontract assembly from outside manufacturers, in addition to in-house system integration, quality control, final testing and configuration. Gross profit was $2.3 million and $5.0 million for the nine month period ended October 31, 2003 and 2002. Our gross margin was 41.2% for the nine months ended October 31, 2003, compared with 47.4% for the nine months ended October 31, 2002. The decline in gross margins resulted primarily from shipments of products with lower margins in Rixon partially offset by lower overall manufacturing and customer service costs.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to revenue representatives, tradeshow expenses, advertising, facilities costs, and travel expenses. Selling and marketing expenses decreased to $0.39 million, or 6.9% of net revenue for the nine months ended October 31, 2003, from $0.6 million and 5.9% of net revenue for the nine months ended October 31, 2002. The decrease in selling and marketing expense was primarily due to the cost cutting efforts and lower commissions paid on sales in all the segments.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. Engineering, research and development expenses were $0.9 million, or 16.5% of net revenue, for the nine months ended October 31, 2003, compared with $0.9 million, or 8.0% of net revenue, for the nine months ended October 31, 2002.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees and public company costs. General and administrative expenses decreased to $1.2 million, or 21.4% of net revenue, for the nine months ended October 31, 2003 compared to $1.6 million, or 14.9% of net revenue, for the nine months ended October 31, 2002. The decrease in general and administrative expense was primarily due to the cost cutting efforts. The increase in general and administrative expense as percentage of revenue was primarily due to a decline in base revenue.

Other operating expenses . Other operating expenses for the nine months ended October 31, 2003, were $0.34 million or 6.0% of net revenues compared to $0.36 million or 3.4% of net revenues for the nine months ended October 31, 2002. In both periods the expenses related to rent expense for our facility in Annapolis Junction, Maryland. This lease was terminated for the facility effective July 31, 2003. The lease was to otherwise expire in October 2004.

Income taxes. There was no provision for income taxes for the three-month periods ended October 31, 2003 and 2002. At January 31, 2003, our deferred income tax assets consist of net operating loss carry forwards. At October 31, 2003, the Company had available federal and state net operating loss carry forwards of approximately $76 million and $27 million, respectively, for income tax purposes. The federal and state losses will expire in varying amounts through 2021 and 2007, respectively. As of January 2003, 2002 and 2001 our effective income tax rate differs from the federal statutory income tax rate due to state taxes net of federal benefit, and other items.

The utilization of the loss carry forwards as an offset to future taxable income is subject to limitations under U.S. federal income tax laws. One such limitation is imposed when there is a greater than 50% ownership change. We believe that such an ownership change occurred on August 31, 2000. Of the approximately $76 million and $27 million net loss carry forwards for federal and state taxes, approximately $64 million and $20.6 million will be subject to such limitation, respectively.

Liquidity and Capital Resources

Our working capital was $3.6 million at October 31, 2003, an increase of $0.3 million from the $3.3 million at October 31, 2002. Cash flow used in operations was $151,000 during the nine months ended October 31, 2003 compared with $727,000 for the nine months ended October 31, 2002. The decrease in cash flows used by operations reflects a reduction in operating costs reflected in lower payments for accounts payable and accrued expenses, a decrease in accounts receivable, inventory and prepaids and our net loss from operations after adjustment for non-cash expenses including depreciation, amortization, reserves and valuation allowances. During the nine months ended October 31, 2003, operating cash flow reflects cash used for accounts payables, accrued expenses and in other current liabilities offset by a decrease in inventories, accounts receivable and prepaids. During the same nine months ended October 31, 2002, operating cash flow reflected decreases in accounts receivable, accounts payable, and accrued expenses and increases in net inventories and in other current liabilities.

On May 27, 2003, we announced that our Board of Directors has authorized the repurchase of up to $500,000 of the Company’s common stock over the twelve months from that date at prevailing market prices. Stock repurchases may be made from time-to-time during the twelve-month period at management's discretion, either in the open market or through privately negotiated transactions. Repurchases will be made under the program using the Company's own cash resources.

During the nine month period ended October 31, 2003, we repurchased 18,001 shares of our common stock from certain shareholders in the open market pursuant to a previously announced odd-lot repurchase program and 384,615 shares from our Chairman and CEO pursuant to a private agreement approved by our independent directors. The aggregate purchase price for the 402,616 shares of our common stock was $127,000.

Our financing activities during the nine months ended October 31, 2003 used cash flows of $296,000, primarily in connection with repayment of short-term debt and capital lease obligations. Our financing activities during the nine months ended October 31, 2002, was an increase of $596,000 primarily in conjunction with our increase in short-term debt offset partially by the repayment of our capital lease obligations.

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 80% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (6.5% at October 31, 2003). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance and were amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility was renewed for 12 months on October 29, 2003. We are in compliance with our bank line of credit covenants as of October 31, 2003.

The covenant regarding tangible net worth requires us to maintain that measure to be at least $3.8 million plus 50% of quarterly net income. Cisco’s decision to discontinue purchasing the specific adapter card from us from the third quarter of fiscal year 2004 and onwards will likely have a material impact on our operating results from that point forward. Unless the Company is able to significantly increase revenues from other products and further reduce operating expenses, for which there can be no assurance, the Company would suffer operating losses in the future that could put the Company in jeopardy at some future date of meeting the tangible net worth covenant.

Outstanding borrowings against this line of credit were $0.2 million at October 31, 2003. We continue to pursue external equity financing arrangements that could enhance our liquidity position in the coming years. Nonetheless, our future capital requirements may vary materially from those now planned including the need for additional working capital to accommodate infrastructure needs. There can be no assurances that our working capital requirements will not exceed our ability to generate sufficient cash internally to support our requirements and that external financing will be available or that, if available, such financing can be obtained on terms favorable to us and our shareholders.

While we anticipate an operating loss for the next quarter and the year based on the loss of revenues from Cisco and our declining legacy service contracts, we are working toward a breakeven cash flow with our personnel reductions and cost cutting measures. However, there can be no assurance that future revenue gains from our additional sales personnel or anticipated cost reductions will occur or be sufficient if there are further reductions in revenue from changes in the economy or our product marketing areas.

Unless we are able to sustain revenue levels, cut costs and raise additional capital to fund future operations, our auditors have expressed that there may be concern regarding the Company’s ability to continue as a viable entity in fiscal year 2005 which began on February 2004.

The following table presents, at October 31, 2003, our obligations and commitments to make future payments under contracts and contingent commitments.

	Payment Due by Period as of October 31, 2003

Less than			1-3	4-5	After 5
Contractual Obligations	Total	1Year	Years	Years	Years
(In thousands)

Short Term Debt	$246	$246	$-	$-	$-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Commitments	29	29	-	-	-

Total Contractual Cash Obligations	$275	$275	$-	$-	$-

Not included on this table are normal recurring trade accounts payable and accrued expenses as presented on the accompanying financial statements.

On February 5, 2004, we completed a loan transaction for $500,000, the proceeds of which will be used for working capital purposes. The loan is described in our Form 8-K filed with the Securities and Exchange Commission February 6, 2004.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our valuation of inventory and our allowance for uncollectible accounts receivable. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Inventory is evaluated on a continual basis and reserve adjustments are made based on management's estimate of future sales value, if any, of specific inventory items. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value and charged to operations in the period in which the facts that give rise to the adjustments become known.

Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectible accounts based on management's estimate of the collectibility of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on our results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. ("FIN") 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") and (4) amends certain other existing pronouncements. SFAS 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.The provisions of SFAS 149 that relate to guidance in SFAS 133 Implementation Issues that have been effective for fiscal quarters which began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, will be applied to both existing contracts as well as new contracts entered into after June 30, 2003. We adopted this pronouncement with no material impact on our results of operations and financial condition.

In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). In the absence of higher level accounting literature, EITF 00-21 governs how to separate and allocate revenue to goods or services or both that are to be delivered in a bundled sales arrangement. EITF 00-21 applies to revenue arrangements entered into after June 30, 2003 and allows for either prospective application or cumulative adjustment upon adoption. We adopted this pronouncement with no material impact on its results of operations and financial condition.

Results of Operations: Comparison of the Years Ended January 31, 2003 and January 31, 2002

Net revenue. Our consolidated net revenue from continuing operations was $13.6 million for fiscal 2003, compared with $13.3 million for fiscal 2002. Product revenues increased to $12.2 million for fiscal 2003 from $10.1 million in fiscal 2002. The increase in product revenue for fiscal 2003 resulted primarily from increased revenue from OEMs and end users of networking adapter card products. Service revenue decreased from $3.1 million in fiscal 2002 to $1.4 million in fiscal 2003. The decrease was due primarily to a decline in major frame relay service customer renewals.

Our Sync Research net revenues from the frame relay and service business declined 63.9% to $1.9 million for the fiscal year ended January 31, 2003 compared to $5.5 million net revenues for the fiscal year ended January 31, 2002. The largest portion of the drop for the fiscal year ended January 31, 2003 came from a 75.6% drop in frame relay product net revenues from $2.2 million in the fiscal year ended January 31, 2002 to $0.5 million for the fiscal year ended January 31, 2003. This drop was due to several large one-time orders in fiscal year 2002 and market impact of the discontinuance of the business prior to it being retained.

Our Sync Research service revenue declined $1.8 million or 55% compared to fiscal year 2002 primarily due to the loss of several major service customers.

Our Rixon Networks net revenues were primarily from adapter card product revenues. These product revenues increased $3.8 million or 47.2% to $11.7 million for the fiscal year ended January 31, 2003 over $7.9 million the fiscal year ended January 31, 2002. This was primarily due to an increase in our original equipment manufacturer’s business.

We had no revenues in our Torrey Pines Network subsidiary.

Gross profit. Cost of revenues consists principally of the costs of components, subcontract assembly from outside contract manufacturers, and in-house system integration, quality control, final testing, configuration costs and outside service costs. Gross profit increased to $6.5 million for the fiscal 2003 from $5.5 million for fiscal 2002. Our gross margin increased to 47.8% for the fiscal year ended January 31, 2003 from 41.5% for fiscal 2002. The increase in gross margins resulted primarily from our cost reductions that included both facility consolidations and personnel reductions.

Our Sync Research gross profit of $1.1 million for the fiscal year ended January 31, 2003 dropped by $2.1 million or 70.0% compared to $3.0 million for the fiscal year ended January 31, 2002. This was primarily due to a 48% drop in service gross profit to $1.1 million due to fewer support customers and a frame relay product gross profit drop to $0.0 million due to close outs done during the period.

Our Rixon Networks gross profit of $5.4 million increased by $2.9 million or 116% for the fiscal year ended January 31, 2003 over the gross profit of the prior fiscal year of $2.5 million. Increased net revenues and personnel and facility cost reductions during the fiscal year in combining our Annapolis Junction, MD and our San Diego, CA facilities into our Irvine, CA facility of $0.9 million were the major elements of the increase.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Selling and marketing expenses decreased to $0.8 million for fiscal 2003 from $3.4 million for fiscal 2002. The reduction in selling and marketing costs reflects personnel reductions and facility consolidations in fiscal 2002. As a percentage of revenue, selling and marketing expenses decreased to 6.1% for fiscal 2003 from 25.9% for fiscal 2002.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. All research and development costs are expensed as incurred. Engineering, research and development expenses decreased to $1.2 million, or 8.6% of net revenue, for fiscal 2003, compared with $6.5 million, or 49.0% of net revenue, for fiscal 2002. The decrease in research and development expenses was primarily due to cost savings achieved through the consolidation of facilities and personnel reductions.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and occupancy costs. General and administrative expenses were $2.1 million, or 15.7% of net revenue, for fiscal 2003, compared with $4.0 million, or 30.4% of net revenue, for fiscal 2002. The decrease in general and administrative expenses is primarily due to the consolidation of all of our operations in our Irvine, CA facility and organizational restructuring during fiscal year 2003

Other operating expenses. Other operating expenses for fiscal 2003 include a $0.5 million reserve recorded against our closed facility in Annapolis Junction, MD. This is a decrease from the fiscal 2002 other operating expense of $1.7 million which included expenses from the staff reductions and severance through the closure of our Annapolis Junction, MD and San Diego, CA facilities and the reduction in our marketing, sales, and research and development.

Income taxes. There was no provision for income taxes for fiscal years 2003 and 2002. We have carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, the Internal Revenue Code limits the application of net operating loss carry forwards in the event of ownership changes of greater than 50%. We had a change of ownership in fiscal year 2001 that will limit the amount of any net operating loss carry forward we may use in a particular year.

Discontinued operations. In September 2000, our Board of Directors had concluded that the operations of our frame relay business would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync. On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. will continue to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001 our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of the Entrada Networks. For more details on the discontinued operation, please refer to the " Results of Operations: Comparison of the Years Ended January 31, 2002 and January 31, 2001", Discontinued operations section.

Results of Operations: Comparison of the Years Ended January 31, 2002 and January 31, 2001

With the reclassification of Sync Research, Inc. as an operating unit during the third quarter of fiscal year ended January 31, 2002, the historical figures for the "Loss from Discontinued Operations" for twelve months ended January 31, 2001, as previously reported of $(155,000), was reclassified as an adjustment to operating expenses in cost of sales of $67,000; selling and marketing of $18,000; engineering of $30,000; and general and administrative of $40,000. To provide comparable financial statements, the prior period statements of operations reflect the reclassification of the impaired inventory of $2.2 million as a charge to "cost of sales", and $4.8 million as of January 31, 2001 and 2000, respectively of the disposal to "other expenses" leaving $3.4 million remaining as the (income) loss on discontinued operations. The $3.4 million offsetting balances in fiscal 2001 and fiscal 2002 income statements are the balance of the goodwill of $4.3 million reduced by the $0.9 million Sync Research income at the interim period when Sync was retained. As a result of the decision to discontinue and retain Sync Research, Inc., there were no material commitments or contingencies. The historical figures for net loss did not change for the year ended January 31, 2001 and 2000.

The details of the discontinued operation and its subsequent retention are detailed in "Discontinued Operations" below. As a result of the decision to discontinue and then retain Sync Research, Inc., there were no material commitments or contingencies. The historical figures for net income (loss) did not change. There is also a separate $2.8 million inventory impairment charge included in Cost of Revenues that is described in more detail under the section "Gross Profit" below.

Net revenue. Our consolidated net revenue from continuing operations was $13.3 million for fiscal 2002, compared with $25.7 million for fiscal 2001. Ninety three percent (93.0%) of the decrease in net revenue for fiscal 2002 resulted primarily from decreased revenue of networking adapter products to our largest OEM’s which decreased by $11.5 million or 65.9% in fiscal 2002 as compared to fiscal 2001. This was due to the significant market downturn in calendar year 2001 and to a lesser degree to distributors of remote access and print server products.

Gross profit. Cost of sales consists principally of the costs of components, subcontract assembly from outside contract manufacturers, and in-house system integration, quality control, final testing and configuration costs. Gross profit increased to $5.5 million for the fiscal 2002 from $4.5 million for fiscal 2001. The increase in gross margins resulted primarily from the Company returning to normal margins.

There were two distinct and separate inventory adjustments that occurred in fiscal 2001. First was a $2.8 million valuation adjustment for Rixon Networks’ legacy products included in continuing operations. The second was the $2.2 million inventory impairment for the discontinuance of Sync Research. A gross margin for fiscal 2001 that would exclude the two adjustments would have been 37.6%. The gross margin including the $2.2 million, but excluding the $2.8 million adjustment was 28.6%, and the gross margin including both adjustments is 17.7%. For fiscal 2002, the gross margin increased to 41.5% due primarily to the retention of the Sync Research subsidiary whose products sell at a more profitable gross margin of 54.9%.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Selling and marketing expenses decreased to $3.4 million for fiscal 2002 from $5.2 million for fiscal 2001. The reduction in selling and marketing costs reflects personnel reductions and facility consolidations in fiscal 2002. As a percentage of revenue, selling and marketing expenses increased to 25.9% for fiscal 2002, from 20.4% for fiscal 2001. The increase in selling and marketing costs as a percentage of revenue is due to lower revenue for fiscal 2002 compared with the prior year.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. All research and development costs are expensed as incurred. Engineering, research and development expenses decreased to $6.5 million, or 49.0% of net revenue, for fiscal 2002, compared with $6.9 million, or 26.7% of net revenue, for fiscal 2001. The decrease in research and development expenses was primarily due to cost savings achieved through the consolidation of facilities towards the end of the fiscal year.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and allocable occupancy costs. General and administrative expenses were $4.0 million, or 30.4% of net revenue, for fiscal 2002, compared with $2.9 million, or 11.4% of net revenue, for fiscal 2001. The increase in general and administrative expenses is primarily due to costs incurred in fiscal 2002 relating to the establishment of our headquarters facility in San Diego, CA. These additional expenses were partially offset by cost savings from the consolidation of our facilities. As a result of the merger and establishment of our headquarters in San Diego, CA, we added a layer of senior management and incurred additional costs associated with operating as a public company, including the costs of proxies, mailing, annual reports and stockholders’ meetings.

Other operating expenses. Other operating expenses for fiscal 2002 include a $1.7 million expense recorded against the staff and facility reductions. We reduced our staff by 107 through the closure of our Annapolis Junction, MD and San Diego, CA facilities and the reduction in our marketing, sales, and research and development. This is a decrease from the fiscal 2001 other operating expense of $6.9 million which included expenses from the discontinued operation of Sync Research, Inc.

Income taxes. There was no provision for income taxes for fiscal years 2002 and 2001. We have carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, the Internal Revenue Code limits the application of net operating loss carry forwards in the event of ownership changes of greater than 50%. We had a change of ownership in fiscal year 2001 that will limit the amount of any net operating loss carry forward we may use in a particular year.

Discontinued operations. In September 2000, our Board of Directors had concluded that the operations of our frame relay business would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync.

The $10.4 million loss on the disposal of Sync during the fiscal year ended January 21, 2001 is as follows:

Item	Amount (millions)	Description

Inventory impairment	$ 2.2
This adjustment records a full reserve against the cost basis of Sync’s inventory based upon the intent to abandon the inventory. This assumes that as a discontinued operation, the inventory value is zero as the need to dispose of inventory would result in minimal return.

Severance	1.1	This adjustment records the costs associated with the termination of our employees and assumes the elimination of all of the Sync employees: 45 people including 8 change of control/contract personnel.
Vendor payables	1.1	We recorded an accrual for costs due and payable under the termination provisions of an agreement with a contract manufacturing vendor.
Lease termination accrual	0.7	We recorded an accrual for the remaining lease costs and lease related costs for the physical location of the discontinued operations, net of sub lease income.
Goodwill impairment	4.3	Assumes 4.2 million shares at $2.75 per share offset by the valuation of Sync Research of $8.4 million at August 30, 2000 with the addition of $1.1 million merger expenses.
Fixed asset impairment	1.0	This adjustment assumed that the Sync fixed asset book value would be fully reserved as a discontinued operation due to the abandonment of fixed assets.

Total Loss	$10.4

On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. will continue to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001 our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of Entrada Networks.

With the reclassification of Sync Research, Inc. as an operating unit during the third quarter of fiscal year ended January 31, 2002, the historical figures for the "Loss from Discontinued Operations" for twelve months ended January 31, 2001, as previously reported of $(155,000), was reclassified as an adjustment to operating expenses in cost of sales of $67,000; selling and marketing of $18,000; engineering of $30,000; and general and administrative of $40,000. To provide comparable financial statements, the prior period statements of operations reflect the reclassification of the impaired inventory of $2.2 million as a charge to "cost of sales", and $4.8 million as of January 31, 2001 and 2000, respectively of the disposal to "other expenses" leaving $3.4 million remaining as the (income) loss on discontinued operations. The $3.4 million offsetting balances in fiscal 2001 and fiscal 2002 income statements are the balance of the goodwill of $4.3 million reduced by the $0.9 million Sync Research income at the interim period when Sync was retained. As a result of the decision to discontinue and retain Sync Research, Inc., there were no material commitments or contingencies. The historical figures for net loss did not change for the year ended January 31, 2001 and 2000.

The following table presents, at January 31, 2003, our obligations and commitments to make future payments under contracts and contingent commitments.

	Payment Due by Period as of January 31, 2003

(In thousands)		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1Year	Years	Years	Years

Short Term Debt	$474	$474	$-	$-	$-
Capital Lease Obligations	68	68	-	-	-
Operating Leases	1,482	632	850	-	-

Total Contractual Cash Obligations	$2,024	$1,174	$850	$-	$-

Liquidity and Capital Resources

At January 31, 2003, our working capital was $3.5 million and cash and cash equivalents and short-term investments were $0.9 million. At January 31, 2002, our working capital was $1.1 million and cash and cash equivalents were $0.7 million.

Cash flow provided by operations was $0.8 million during the fiscal year ended January 31, 2003 compared with cash flow used by operations of $4.2 million for the fiscal year ended January 31, 2002. Cash flow provided by operations in fiscal 2003 reflects $1.7 million of net profit from operations, adjustments for non-cash expenses including depreciation, amortization, and reserves, less a $1.7 million decrease in accounts payable, less a $1.5 million decrease in accrued expenses, plus a $0.6 million decrease in accounts receivable and a $0.5 million decrease in inventories. During fiscal 2002, our cash flow used in operations reflects $7.2 million of net loss from operations including adjustment for non-cash expenses including depreciation, amortization, and reserves, plus a $0.7 million decrease in accounts payable, a $1.6 million increase in gross inventories and a $2.6 million decrease in accrued expenses and a $2.7 million decrease in accounts receivable.

Our investing activities consist primarily of purchases of property, plant and equipment a. We purchased $25,500 and $2.0 million in equipment during the fiscal years ended January 31, 2003 and 2002, respectively.

Our financing activities during the fiscal year ended January 31, 2003 included repayments on our bank loan of $0.2 million and the repayment of the $250,000 senior convertible debenture with a beneficial conversion feature.

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 65% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (10.7% at January 31, 2003). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. These warrants were valued at $54,000. The $54,000 deferred interest was amortized as interest expense over the twelve-month term of the credit arrangement in the previous fiscal year of 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2003. In March 2003 the bank increased our eligible receivables limit to 80% of eligible accounts receivable. We are in compliance with our bank line of credit covenants as of January 31, 2003.

We anticipate that our available cash resources will be sufficient to meet our presently anticipated capital requirements through fiscal 2004. We are always pursuing external equity financing arrangements that could enhance our liquidity position in the coming years. Nonetheless, our future capital requirements may vary materially from those now planned including the need for additional working capital to accommodate infrastructure needs. There can be no assurances that our working capital requirements will not exceed our ability to generate sufficient cash internally to support our requirements and that external financing will be available or that, if available, such financing can be obtained on terms favorable to us and our shareholders.

EXPERTS

The financial statements included in the Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF PROPERTY

Our real estate consists of a leased 23,000 square feet of office, manufacturing and distribution space in Irvine, California under a lease expiring August 14, 2004. We believe that our existing facilities are and will remain adequate for the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the merger agreement between Sync Research and our former parent, Sorrento Networks Corporation, Sorrento agreed to indemnify and hold us harmless against any liability arising after the merger in connection with the termination of a certain frozen defined pension plan maintained by Rixon Networks. A consultant retained by Sorrento and by the successor corporation to the entity from whom Sorrento originally purchased the company that became Rixon Networks, had advised them that the cost of termination of the pension plan in question could be in excess of $3 million. In the opinion of our special counsel, we are not responsible for this termination cost and our obligation is to oversee the administration of the plan.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the OTC Bulletin Board under the symbol ESAN. The stock is actively traded, with a current average daily volume of approximately 75,000 shares per day as of February 4, 2004 and the following table sets forth, for the fiscal quarters indicated, the high and low closing prices.

Fiscal 2003	High	Low

Quarter from February 1, 2002 to April 30, 2002	$0.25	$0.09

Quarter from May 1, 2002 to July 31, 2002	$0.35	$0.16

Quarter from August 1, 2002 to October 31, 2002	$0.19	$0.06

Quarter from November 1, 2002 to January 31, 2003	$0.05	$0.26

Fiscal 2004

Quarter from February 1, 2003 to April 30, 2003	$0.40	$0.20

Quarter from May 1, 2003 to July 31, 2003	$0.37	$0.19

Quarter from August 1, 2003 to October 31, 2003	$0.23	$0.14

Quarter from November 1, 2003 to January 31, 2004	$0.21	$0.11

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

We have outstanding 13, 900,720 shares of our common stock. Our shares of common stock are held by approximately 9,600 shareholders as of February 4, 2004.

Our equity compensation plan and outstanding warrant information as of February 4, 2004 is as follows:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))

Plan category

Equity Compensation Plans Approved by Security Holders	2,974,806	$1.11	1,348,208

Equity Compensation Plans Not Approved by Security Holders *	575,757	$0.74	-

Total	3,550,563	$1.05	1,348,208

* Represents 75,757 warrants issued to Silicon Valley Bank to acquire our common stock at $3.30 per share and 500,000 warrants issued to SBI Advisors, LLC. to acquire our common stock at $0.35 per share.

On October 31, 2003, we had minimal backlog. In addition to this, our service commitments on October 31, 2003 were approximately $0.2 million. We include in our backlog only orders confirmed with a purchase order for products and services to be shipped or provided to our customers with approved credit status within twelve months.

For Fiscal 2005, no equity compensation plan is in effect for our officers.

EXECUTIVE COMPENSATION

The following tables set forth the annual compensation for both individuals who served as our Chairman and Chief Executive Officer ("CEO") for the fiscal year ended January 31, 2003 and for our Vice Chairman and Chief Financial Officer ("CFO"). There were no other executive officers at the end of the fiscal year who served the company during the year and whose salary and bonus exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation

				Other	Restricted	Securities	Long-Term	All
				Annual	Stock	Underlying	Incentive	Other
	Fiscal	Salary	Bonus	Compensation	Award(s)	Options	Plan	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	(#)	Payouts	($)

Kanwar J.S. Chadha, Ph.D.,	2003	$257,942	$-	$-	$100,000	$-	$-	$-
Chairman, CEO,	2002	211,110	-	-	-	160,000	-	-
President, Director	2001	141,038	92,625	-	-	500,000	-	-

Davinder Sethi, Ph.D.
Vice Chairman, CFO,	2003	180,000	-	-	50,000	-	-	-
Director	2002	35,805	-	-	-	500,000	-	-
	2001	$-	$-	$-	$-	$-	$100,000	-

ENTRADA NETWORKS, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Financial Statements for the period ended October 21, 2003, 2002
Consolidated Balance Sheets, October 31, 2003 (Unaudited) and January 31, 2003	F-2
Consolidated Statements of Operations, Three Months and Nine Months Ended October 31, 2003 and 2002 (Unaudited)	F-3
Condensed Consolidated Statements of Cash Flows, Nine Months Ended October 31, 2003 and 2002 (Unaudited)	F-4
Notes to Condensed Consolidated Financial Statements as of October 31, 2003	F-5 – F-14
Financial Statements for the period ended January 31, 2003, 2002 and 2001
Report of Independent Certified Public Accountant	F-15
Consolidated Balance Sheets as of January 31, 2003 and 2002	F-16
Consolidated Statements of Operations for the years ended January 31, 2003, 2002 and 2001	F-17
Consolidated Statements of Stockholders' Equity for the years ended January 31, 2003, 2002 and 2001	F-18
Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2002 and 2001	F-19
Notes to Consolidated Financial Statements	F- 20 to F-36

F- 1

FINANCIAL STATEMENTS FOR THE PERIOD ENDED OCTOBER 31, 2003
ENTRADA NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS OCTOBER 31, 2003 AND JANUARY 31, 2003
(In Thousands)
	October 31,	January 31,
	2003	2003

	(unaudited)
ASSETS
CURRENT ASSETS
Cash and equivalents	$229	$808
Short-term Investments	57	45
Accounts receivable, net of allowance for doubtful
Accounts of $67 and $212, respectively	495	1,329
Inventory, net of reserves of $3,453 and $3,809, respectively	3,531	3,576
Prepaid expenses and other current assets	345	509

TOTAL CURRENT ASSETS	4,657	6,267
PROPERTY AND EQUIPMENT, NET	652	1,073
OTHER ASSETS
Deposits	39	31
Restricted cash	-	300

TOTAL OTHER ASSETS	39	331

TOTAL ASSETS	$5,348	$7,671

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	289	810
Other current and accrued liabilities	569	1,409
Short-term debt	246	474
Capital lease obligations	-	68
TOTAL LIABILITIES	$1,104	$2,761

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value, 2,000 shares authorized, no shares outstanding	-	-
Common stock, $.001 par value; 50,000 shares authorized; 13,901 shares
Issued and outstanding at October 31, 2003; 12,937 shares issued
and outstanding at January 31, 2003	13	13
Additional paid-in capital	52,001	52,001
Accumulated other comprehensive income (loss)	4	-
Accumulated deficit	(47,646)	(47,104)
Treasury Stock (402,616 shares at cost)	(128)	-

TOTAL STOCKHOLDERS' EQUITY	4,244	4,910

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,348	$7,671

See accompanying notes to consolidated financial statements.

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) THREE AND NINE MONTH ENDED OCTOBER 31, 2003 AND 2002
(In Thousands, except per share amounts)
	Three months ended		Nine months ended
	October 31,		October 31,

	2003	2002	2003	2002

NET REVENUES
Product	$695	$3,731	$4,927	$9,531
Services	236	328	765	1,117

TOTAL NET REVENUES	931	4,059	5,692	10,648
COST OF REVENUE
Product	481	1,894	3,099	5,504
Services	77	(22)	247	99

TOTAL COST OF REVENUE	558	1,872	3,346	5,603

GROSS PROFIT	373	2,187	2,346	5,045
OPERATING EXPENSES
Selling and marketing	80	206	390	633
Engineering, research and development	260	285	941	853
General and administrative	258	569	1,220	1,587
Other operating expenses	-	120	341	360

TOTAL OPERATING EXPENSES	598	1,180	2,892	3,433

INCOME (LOSS) FROM OPERATIONS	(225)	1,007	(546)	1,612
OTHER CHARGES
Interest expense, net	(5)	(57)	(12)	(156)
Other income (expense)	-	(85)	15	(89)

TOTAL OTHER CHARGES	(5)	(142)	3	(245)
NET INCOME (LOSS)	$(230)	$865	$(543)	$1,367

INCOME (LOSS) PER COMMON SHARE:
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
BASIC	13,901	12,937	13,402	12,755
DILUTED	13,901	12,973	13,402	12,823
BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE
BASIC	$(0.02)	$0.07	$(0.04)	$0.11

DILUTED	$(0.02)	$0.07	$(0.04)	$0.11

See accompanying notes to consolidated financial statements.

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)	Nine Months Ended
(In Thousands)	October 31,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$ (543)	$ 1,367
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation and amortization	425	468
Non-cash change in short-term investment	(8)	(4)
Accounts receivable and inventory reserve changes	(500)	52
Gain or (loss) on sale of property and equipment	-	149
Issuance of common stock in payment of liabilities	-	89
Changes in assets and liabilities net of effects of business entity acquisition:
(Increase) decrease in accounts receivable	979	39
(Increase) decrease in inventories	401	(370)
(Increase) decrease in prepaid and other current assets	456	11
Increase (decrease) in accounts payable	(524)	(1,256)
Increase (decrease) in accrued expenses	(501)	(1,352)
Increase (decrease) in other current liabilities	(336)	80

NET CASH USED IN OPERATING ACTIVITIES:	(151)	(727)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of treasury stock	(128)	-
Investment in marketable securities	-	(49)
Purchase of property and equipment	(4)	(11)

NET CASH USED IN INVESTING ACTIVITIES	(132)	(60)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (repayment) of short-term debt	(228)	618
Repayment of capital lease obligations	(68)	(22)

NET CASH PROVIDED BY FINANCING ACTIVITIES	(296)	596
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(579)	(191)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	808	698

CASH AND CASH EQUIVALENTS - END OF PERIOD	$229	$507

See accompanying notes to consolidated financial statements.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Entrada Networks, Inc., through its three wholly owned subsidiaries, is in the business of developing, marketing and selling products for the network connectivity industry.

Our Torrey Pines Networks ("Torrey Pines") segment designs, develops, and markets storage area network ("SAN") transport products.

Our Rixon Networks ("Rixon") segment designs, manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers ("OEM"). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks.

Our Sync Research ("Sync") segment designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Entrada Networks, Inc., the "Company," "We," "Our" or "Us," has prepared, without audit, the accompanying financial data for the three and nine months ended October 31, 2003 and 2002 in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The January 31, 2003 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. However, we believe that the disclosures in these consolidated financial statements are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2003.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could materially differ from these estimates. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of October 31 and for the three months and nine months ended October 31, 2003 and 2002, have been made. The results of operations for the three and nine months ended October 31, 2003 are not necessarily indicative of the operating results for the full year.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on our results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. ("FIN") 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") and (4) amends certain other existing pronouncements. SFAS 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.The provisions of SFAS 149 that relate to guidance in SFAS 133 Implementation Issues that have been effective for fiscal quarters which began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, will be applied to both existing contracts as well as new contracts entered into after June 30, 2003. We adopted this pronouncement with no material impact on our results of operations and financial condition.

In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). In the absence of higher level accounting literature, EITF 00-21 governs how to separate and allocate revenue to goods or services or both that are to be delivered in a bundled sales arrangement. EITF 00-21 applies to revenue arrangements entered into after June 30, 2003 and allows for either prospective application or cumulative adjustment upon adoption. We adopted this pronouncement with no material impact on its results of operations and financial condition.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Stock-Based Compensation – All stock options issued to employees have an exercise price not less than the fair market value of our common stock on the date of grant, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in our financial statements. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates in accordance with the method delineated in Statement of Accounting Standards No. 123, our net loss and loss per share for the three and nine months ended October 31, 2003 would have been increased and our net income and income per share for the three and nine months ended October 31, 2002 would decrease as follows:

	Three Months Ended October 31,		Nine months Ended October 31,
	2003	2002	2003	2002

Net income (loss) as reported:	$(230)	$865	$(543)	$1,367
Add: Stock based employee compensation expense	-	-	-	-
Deduct: Total stock based employee compensation
expense determined under fair value method	(16)	(10)	(221)	(611)

Pro forma income (loss) per share:	$(246)	$855	$(764)	$756
Basic and diluted EPS as reported	$(0.02)	$0.07	$(0.04)	$0.11
Pro forma basic and diluted EPS	$(0.02)	$0.07	$(0.06)	$0.06

BALANCE SHEET DETAIL

Consolidated inventories at October 31, 2003 and January 31, 2003 consisted of:

	October 31, 2003	January 31, 2003

Raw material	$3,410	$3,736
Work in process	164	163
Finished goods	3,410	3,486

	6,984	7,385
Less: valuation reserve	(3,453)	(3,809)

Net Inventories	$3,531	$3,576

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

TREASURY STOCK

On May 27, 2003, we announced that our Board of Directors has authorized the repurchase of up to $500,000 of the Company’s common stock over the twelve months from that date at prevailing market prices. Stock repurchases may be made from time-to-time during the twelve-month period at management's discretion, either in the open market or through privately negotiated transactions.

During the three month period ended October 31, 2003, no shares were repurchased.

EARNINGS PER SHARE CALCULATION

The following data show the amounts used in computing basic earnings per share for the three and nine months ended October 31, 2003 and 2002.

	Three Months Ended October 31,		Nine months Ended October 31,
	2003	2002	2003	2002

Net income (loss) available to common
Stockholders used in basic and diluted EPS	$(230)	$865	$(543)	$1,367

Weighted average number of common shares
used in basic EPS	13,900,720	12,936,774	13,402,474	12,754,649

We had net loss of $230 and $543, respectively, for the three month and nine month period ended October 31, 2003 and a net income of $865 and $1,367, respectively, for the three month and nine month period ended October 31, 2002. Accordingly, the effect of dilutive securities including vested and non-vested stock options to acquire common stock are not included in the calculation of EPS for the three month and nine month period ended October 31, 2003 because their effect would be anti-dilutive. The following data shows the effect of including the effect of dilutive securities on determining the weighted average number of common shares used to compute diluted EPS.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

	Three Months Ended October 31,		Nine months Ended October 31,
	2003	2002	2003	2002

Net income (loss) available to common
Stockholders used in basic EPS	$(230)	$865	$(543)	$1,367

Weighted average number of common shares used in basic EPS	13,900,720	12,936,774	13,402,474	12,754,649
Effect of dilutive securities:
Stock benefit plans	-	36,005	-	67,930

Weighted average number of common shares
and dilutive potential common stock used in diluted EPS	13,900,720	12,972,779	13,402,474	12,822,579

The shares issuable upon exercise of options represent the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be anti-dilutive. Options to purchase common shares that were outstanding but were not included in the computation of diluted earnings per shares because their effect would be anti-dilutive for the 2003 periods or their exercise price was greater than the average market price of the common shares for the 2002 periods that each option was outstanding were 2,134,345 and 902,682 for the three and nine months ended October 31, 2003 and 1,256,628 and 1,725,258 for the three and nine months ended October 31, 2002, respectively.

COMMITMENTS AND CONTINGINCIES

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 80% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (6.5% at October 31, 2003). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance and were amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility was renewed October 29, 2003. The amendment to our loan agreement is provided as exhibit 10.13. We are in compliance with our bank line of credit covenants as of October 31, 2003.

Product warranty liabilities are not material to these consolidated financial statements.

Under its bylaws, the Company is obligated to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director’s serving in such capacity. In addition, the Company has indemnification agreements with four of its directors that requires, subject to certain exceptions, to indemnify them to the fullest extent authorized or permitted by its bylaws and the Delaware Corporation Code. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of October 31, 2003.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, and customers, landlords and (ii) its agreements with investors. Under these provisions the Company generally indemnifies and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. In addition, in some cases, the Company has agreed to reimburse employees for certain expenses and to provide salary continuation during short-term disability. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of October 31, 2003.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to concentration of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, we place our temporary cash investments with high credit financial institutions. At times such amounts may exceed F.D.I.C. limits.

Although we are directly affected by the economic well being of significant customers listed in the following tables, management does not believe that significant credit risk exists at October 31, 2003. We perform ongoing evaluations of our customers and require letters of credit or other collateral arrangements as appropriate.

At October 31, 2003, Ingram Micro accounted for 23.9%, Ross Microsystems for 23.3%, and Computer Overseas Corp for 12.7% of net accounts receivables. At January 31, 2003, Cisco accounted for 45.9%, MCI WorldCom accounted for 31.9% and Ingram Micro accounted for 10.9% of net accounts receivables.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Customers accounting for more than 10% of net revenues during the quarters ended October 31, 2003 and 2002 were:

	October 31,	October 31,
	2003	2002

Cisco	77.8%	33.8%
U. S. Navy	-	29.4%

OPERATING SEGMENT INFORMATION

Geographical Information

The table below presents external revenues based on the locations of the customer:

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002

Net Revenues:
United States	$833	$3,847	$5,297	$9,967
Europe	98	212	395	681
Other	--	--	--	--

Total net revenues	$931	$4,059	$5,692	10,648

Products and Service Revenue

The table below presents external revenues for groups of similar products and services:

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002

Net Revenues:
Network adapter cards	$578	$3,574	$4,535	$9,121
Frame relay network products	117	157	392	410
Service and support	236	328	765	1,117

Total net revenue	$931	$4,059	$5,692	$10,648

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Supplemental Financial Information

    There were no inter-segment revenues.

Three Month Segment Financial Information ended October 31, 2003:

We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Quarter ended October 31, 2003

Total Revenues	$578	$353	$-	931

Net Income (loss)	(390)	249	(89)	(230)

Depreciation and amortization expense	71	13	41	125
Inventory reserve additions	-	-	-	-
Capital asset additions	-	-	-	-
Total Assets	$3,933	$740	$675	$5,348

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Nine month Segment Financial Information ended October 31, 2003:

We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Nine months ended October 31, 2003

Total Revenues	$4,535	$1,157	$-	$5,692

Net Income (loss)	(720)	453	(276)	(543)

Depreciation and amortization expense	262	40	123	425
Inventory reserve additions	-	-	-	-
Capital asset additions	4	-	-	4
Total Assets	$3,933	$740	$675	$5,348

Three Month Segment Financial Information ended October 31, 2002:

We have three operating subsidiaries, Rixon Networks, Inc., Torrey Pines Networks, Inc. and Sync Research, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Quarter ended October 31, 2002

Total Revenues	$3,574	$485	$-	$4,059

Net income (loss)	740	168	(43)	865

Depreciation and amortization expense	100	16	40	156
Inventory reserve additions	(133)	(4)	-	(137)
Capital asset additions	-	-	11	11
Total Assets	$7,159	$1,302	$498	$8,959

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Nine month Segment Financial Information ended October 31, 2002:

We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Nine months ended October 31, 2002

Total Revenues	$9,121	$1,527	$-	$10,648

Net income (loss)	1,194	302	(129)	1,367

Depreciation and amortization expense	253	51	164	468
Inventory reserve additions	(133)	(4)	-	(137)
Capital asset additions	-	-	11	11
Total Assets	$7,159	$1,302	$498	$8,959

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders and Board of Directors

Entrada Networks, Inc.

Irvine, California

We have audited the accompanying consolidated balance sheets of Entrada Networks, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Los Angeles, California
March 28, 2003

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2003
ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS JANUARY 31, 2003 AND 2002
(In Thousands)
	January 31, 2003	January 31, 2002

ASSETS
CURRENT ASSETS
Cash and equivalents	808	698
Short-term investments	45	-
Accounts receivable, net (Note R)	1,329	1,977
Inventory, net (Notes B, and R)	3,576	4,099
Prepaid expenses and other current assets	509	527

TOTAL CURRENT ASSETS	6,267	7,301

PROPERTY AND EQUIPMENT, NET (Note C)	1,073	1,807

OTHER ASSETS
Deposits	31	31
Restricted Cash	300	300
	331	331

TOTAL ASSETS	$7,671	$9,439

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	810	2,713
Other current and accrued liabilities (Note E)	1,409	2,660
Short-term debt (Note D)	474	686
Current maturities of long term debt and capital leases (Note G)	68	115

TOTAL CURRENT LIABILITIES	2,761	6,174
Long-term debt and capital lease obligations (Notes G and H)	-	27

TOTAL LIABILITIES	2,761	6,201
COMMITMENTS AND CONTINGENCIES (Notes H and I)
STOCKHOLDERS' EQUITY (Note J)
Common stock, $.001 par value; 50,000 shares authorized; 12,937 shares issued and outstanding at January 31, 2003; 11,579 shares issued
and outstanding at January 31, 2002	13	12
Additional paid-in capital	52,001	52,072
Accumulated deficit	(47,104)	(48,846)

TOTAL STOCKHOLDERS' EQUITY	4,910	3,238

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,671	$9,439

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JANUARY 31, 2001, 2002, 2003
(In Thousands, except per share amounts)
	Years Ended January 31,

	2003	2002	2001

NET REVENUES
PRODUCT	$12,243	$10,125	$24,606
SERVICES	1,388	3,138	1,051

TOTAL NET REVENUES	13,631	13,263	25,657
COST OF REVENUE
PRODUCT	6,909	6,868	20,812
SERVICES	206	889	302

TOTAL COST OF REVENUE	7,115	7,757	21,114
GROSS PROFIT	6,516	5,506	4,543

OPERATING EXPENSES
Selling and marketing	830	3,438	5,239
Engineering, research and development	1,172	6,499	6,860
General and administrative	2,139	4,035	2,913
Other operating expenses	480	1,741	6,875
Non-recurring one-time charges (Note F)	-	248	-

TOTAL OPERATING EXPENSES	4,621	15,961	21,887

INCOME (LOSS) FROM OPERATIONS	1,895	(10,455)	(17,344)

OTHER CHARGES
Interest expense, net	(69)	(195)	(384)
Other expense	(84)	-	-

TOTAL OTHER CHARGES	(153)	(195)	(384)

INCOME (LOSS) FROMCONTINUING OPERATIONS	$1,742	$(10,650)	$(17,728)
INCOME (LOSS) ON DISCONTINUED OPERATIONS (Note A)	$-	$3,401	$(3,401)
NET INCOME (LOSS)	$1,742	$(7,249)	$(21,129)

INCOME (LOSS) PER COMMON SHARE (Note M):
BASIC AND DILUTED
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	12,801	10,994	7,083
NET INCOME (LOSS) PER COMMON SHARE:
CONTINUING OPERATIONS	$0.14	$(0.97)	$(2.50)
DISCONTINUED OPERATIONS	$-	$0.31	$(0.48)
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$0.14	$(0.66)	$(2.98)

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED JANUARY, 2003, 2002 and 2001
(In Thousands)
	COMMON		ADDITIONAL		TOTAL
	STOCK		PAID IN	ACCUMULATED	STOCKHOLDERS'
	Shares	Amount	CAPITAL	DEFICIT	EQUITY

Balance at January 31, 1998	1	$1	$5,761	$(13,365)	$(7,603)
Net loss	-	-	-	(3,716)	(3,716)

Balance at January 31, 1999	1	1	5,761	(17,081)	(11,319)

Net loss	-	-	-	(3,387)	(3,387)

Balance at January 31, 2000	1	1	5,761	(20,468)	(14,706)

Stock option exercises (Note K)	73	-	169	-	169
Private placement of common stock (Note A)	2,432	2	8,023	-	8,025
Reverse acquisition of Entrada (Note A)	8,487	8	12,300	-	12,308
Amount due to former parent contributed in merger (Note A)	-	-	25,469	-	25,469
Net loss	-	-	-	(21,129)	(21,129)

BALANCE AT JANUARY 31, 2001	10,993	11	51,722	(41,597)	10,136

Silicon Valley Bank Warrants	-	-	42	-	42
Beneficial conversion feature of convertible note (Note G)	-	-	229	-	229
Stock issuance program	586	1	79	-	80
Net Loss				(7,249)	(7,249)

BALANCE AT JANUARY 31, 2002	11,579	12	52,072	(48,846)	3,238

Stock issuance program	1,358	1	188	-	189
Acquisition of beneficial conversion feature (Note G )	-	-	(259)	-	(259)
Net income	-	-	-	1,742	1,742

BALANCE AT JANUARY 31, 2003	12,937	$13	$52,001	$(47,104)	$4,910

See accompanying notes to consolidated financial statements.

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED JANUARY 31, 2003, 2002, 2001
(In Thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,742	$(7,249)	$(21,129)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Long-lived asset valuation allowances (Note B)	-	-	6,550
Depreciation and amortization	606	2,700	1,642
Non cash write off	1,062	-	-
Non cash interest	104	-	-
Write off of fixed assets	153	-	-
Accounts receivable and inventory impairment (Note R)	-	2,412	4,816
Warrants issued in conjunction with credit facility	-	42	-
Gain on extinguishment of convertible note	(134)
Issuance of common stock in payment of liabilities	100	80	-
Changes in assets and liabilities net of effects of business entity acquisition:
(Increase) decrease in accounts receivable	648	2,720	911
(Increase) decrease in due from affiliates	-	-	753
(Increase) decrease in inventories	(538)	(1,582)	317
(Increase) decrease in prepaid and other current assets	17	65	390
Increase (decrease) in accounts payable	(1,722)	(722)	(2,246)
Increase (decrease) in accrued expenses	(1,474)	(2,620)	1,231
Increase (decrease) in other current liabilities	196	-	(1,917)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	760	(4,154)	(8,682)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from (purchase of) property and equipment	(26)	(2,055)	(1,627)
Net assets acquired in merger	-	-	7,636
Short-term investments	(45)	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(71)	(2,055)	6,009

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of beneficial conversion feature (Note G)	(259)	-	-
Advances from former parent company, net of repayments	-	-	3,700
Proceeds from issuances of common stock (Note J)	4		8,025
Net proceeds from short-term debt (Note D)	(211)	(2,882)	1,304
Proceeds (repayment) from long-term debt, net (Note G)	30	250	-
Repayment of capital lease obligations (Note H)	(143)	(414)	(384)
Net change in restricted cash	-	-	(300)
Proceeds from exercise of stock options (Note K)	-	-	169

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(579)	(3,046)	12,514

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110	(9,255)	9,841
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	698	9,953	112
CASH AND CASH EQUIVALENTS - END OF YEAR	$808	$698	$9,953

See accompanying notes to consolidated financial statements.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY 31, 2003

A.    THE COMPANY, BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

Entrada Networks, Inc., through its wholly owned subsidiaries, (the "Company", "we", "our" or "us"), is in the business of developing, marketing and selling products for the network connectivity segments. Our Torrey Pines Networks ("Torrey Pines") subsidiary designs, manufactures, markets and sells storage area network ("SAN") transport switching products. Our Rixon Networks ("Rixon") subsidiary designs, manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers ("OEM"). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. And, our Sync Research ("Sync") subsidiary designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

We operate from our facility in Irvine, California.

The Company, incorporated in Delaware as Sync Research, Inc., is the product of a reverse merger completed on August 31, 2000 with a wholly owned subsidiary of Sorrento Networks Corporation. This subsidiary was doing business as Entrada Networks. We acquired all the outstanding capital of Entrada Networks for 4,244,155 shares of our common stock, and the issuance of an additional 2,431,818 shares for cash of $8,025. Entrada Networks’ obligation to its former parent of $25,469 was contributed to our capital as part of the merger. Subsequent to the merger, the former parent of Entrada Networks disposed of 5,517,500 of its shares of our common stock and holds approximately 1,152,500 or 8.9% of our common shares outstanding as of January 31, 2003.

As a result of the merger, the former shareholder of Entrada Networks held a majority interest in the combined entity, which was renamed Entrada Networks, Inc. from Sync Research, Inc. Accounting principles generally accepted in the United States of America require in certain circumstances that a company whose shareholders retain the majority voting interest in the combined business be treated as the acquirer for financial reporting purposes. Accordingly, the merger was accounted for as a "reverse merger," whereby Entrada Networks was deemed to have purchased Sync Research, Inc. However, Sync remains the legal entity and the Registrant for Security and Exchange Commission reporting purposes and the financial statements of the combined entity now reflect the historical information of Entrada Networks prior to August 31, 2000. The merger is also accounted for under the purchase method of accounting, which requires the inclusion of the results of operations of Sync from the date acquired. The periods presented in the accompanying financial statements include the results of operations of Sync beginning on September 1, 2000. The aggregate fair value of assets acquired and the net cash invested in this business was $7,982. The excess of the aggregate cost over the fair value of net assets acquired was $4,326, which was recorded as goodwill in the quarter ended October 31, 2000 and was written off in 2001 as a component of other operating expense. We had also changed our year-end to that of Entrada Networks.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

For the fiscal year ended January 31, 2003, we began to formally quantify subsidiary financial information. We will provide additional detailed financial information in future form 10-Q and 10-K reports as appropriate.

Discontinued operations . In September 2000, our Board of Directors had concluded that the operations of our frame relay business would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync.

The $10.4 million loss on the disposal of Sync during the fiscal year ended January 21, 2001 is as follows:

Item	Amount (millions)	Description

Inventory impairment	$ 2.2
This adjustment records a full reserve against the cost basis of Sync’s inventory based upon the intent to abandon the inventory. This assumes that as a discontinued operation, the inventory value is zero as the need to dispose of inventory would result in minimal return.

Severance	1.1	This adjustment records the costs associated with the termination of our employees and assumes the elimination of all of the Sync employees: 45 people including 8 change of control/contract personnel.
Vendor payables	1.1	We recorded an accrual for costs due and payable under the termination provisions of an agreement with a contract manufacturing vendor.
Lease termination accrual	0.7	We recorded an accrual for the remaining lease costs and lease related costs for the physical location of the discontinued operations, net of sub lease income.
Goodwill impairment	4.3	Assumes 4.2 million shares at $2.75 per share offset by the valuation of Sync Research of $8.4 million at August 30, 2000 with the addition of $1.1 million merger expenses.
Fixed asset impairment	1.0	This adjustment assumed that the Sync fixed asset book value would be fully reserved as a discontinued operation due to the abandonment of fixed assets.

Total Loss	$10.4

    On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. will continue to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001 our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of Entrada Networks.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

With the reclassification of Sync Research, Inc. as an operating unit during the third quarter of fiscal year ended January 31, 2002, the historical figures for the "Loss from Discontinued Operations" for twelve months ended January 31, 2001, as previously reported of $(155,000), was reclassified as an adjustment to operating expenses in cost of sales of $67,000; selling and marketing of $18,000; engineering of $30,000; and general and administrative of $40,000. To provide comparable financial statements, the prior period statements of operations reflect the reclassification of the impaired inventory of $2.2 million as a charge to "cost of sales", and $4.8 million as of January 31, 2001 and 2000, respectively of the disposal to "other expenses" leaving $3.4 million remaining as the (income) loss on discontinued operations. The $3.4 million offsetting balances in fiscal 2001 and fiscal 2002 income statements are the balance of the goodwill of $4.3 million reduced by the $0.9 million Sync Research income at the interim period when Sync was retained. As a result of the decision to discontinue and retain Sync Research, Inc., there were no material commitments or contingencies. The historical figures for net loss did not change for the year ended January 31, 2001 and 2000.

For the year ended January 31, 2001, Sync had net accounts receivables of $0.6 million, net inventory of $0.5 million, and prepaid expenses of $0.2 million offset by current liabilities of $2.0 million. The net increase in shareholder equity from the retention of Sync increased $3.4 million at January 31, 2001.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All references to a fiscal year refer to the fiscal year ending on the January 31 of that year. For example, references to fiscal 2003 refer to the fiscal year beginning on February 1, 2002 and ending on January 31, 2003.

Principles of Consolidation – The balance sheets as of January 31, 2003 and 2002 and the consolidated statement of operations for the years ended January 31, 2003, 2002 and 2001 reflect our accounts and all subsidiaries controlled by us after the elimination of significant inter-company transactions and balances.

   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities, the values of purchased assets and assumed liabilities in acquisitions and the loss on disposal of discontinued operations. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – All cash on hand and in banks, certificates of deposit and other highly-liquid investments with original maturities of three months or less, when purchased are considered to be cash equivalents.

Restricted Cash – Restricted cash represents amounts pledged as collateral for remaining lease payments on the facility occupied by us in Irvine, California.

Accounts Receivable – In the normal course of business, we extend unsecured credit to our customers related to the sales of various products. Typically, credit terms require payment within thirty days from the date of shipment. We evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We provide an allowance for doubtful accounts based on our continuing evaluation of our customers’ credit risk. We generally do not require collateral from our customers.

Inventory – Inventories, comprised of raw materials, work in process, finished goods and spare parts, are stated at the lower of cost (first-in, first-out method) or market. Inventories at January 31, 2003 and 2002 consist of:

	2003	2002

Raw material	$3,736	$6,599
Work in process	163	27
Finished goods	3,486	2,932

Total Inventory	7,385	9,558
Less: Valuation reserve	(3,809)	(5,459)

Total Net Inventory	$3,576	$4,099

Fair Value of Financial Instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. We believe that there are no material differences between the recorded book values of our financial instruments and their estimated fair value.

Property and Equipment – Property and equipment are recorded at historical cost. Depreciation and amortization are provided over the estimated useful lives of the individual assets or the terms of the leases, if shorter, using accelerated and straight-line methods. Useful lives for property and equipment range from 3 to 7 years.

Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the contracts, with an equivalent liability categorized as appropriate under current or non-current liabilities. Such assets are depreciated on the same basis as described above. Interest expense, which represents the difference between the minimum payments and the present value of the minimum payments at the inception of the lease, is allocated to accounting periods using a constant rate of interest over the lease.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset’s undiscounted expected cash flows are not sufficient to recover its carrying amount. We measure impairment loss by comparing the fair market value, calculated as the present value of expected future cash flows, to its net book value. Impairment losses, if any, are recorded currently.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Software Development – Software development costs where technological feasibility has not been established are expensed in the period in which they occurred. Internal software development costs are capitalized in accordance with Statement of Position 98-1. Otherwise, development costs that will become an integral part of our products are deferred in accordance with Statement of Financial Accounting Standards No. 86. The deferred costs are amortized using the straight-line method over the remaining estimated economic life of the product or the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product. Internal software that was terminated and expensed for the years ended January 31, 2003, 2002 and 2001 was $0, $0, and $787, respectively.

Research and Development – We expense research and development costs as incurred in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs". Research and development costs are costs associated with products or processes for which technological feasibility has not been proven and future benefits are uncertain. In-process research and development purchased by us includes the value of products and processes in the development stage and have not reached technological feasibility; this amount is expensed at the date of purchase.

Revenue Recognition – We generally recognize product revenue when the products are shipped, all substantial contractual obligations, if any, have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenue from installation is recognized as the services are performed to the extent of the direct costs incurred. Revenue from service obligations is deferred and recognized over the life of the contract. Inventory or demonstration equipment shipped to potential customers for field trials is not recorded as revenue. We accrue for estimated sales returns and other allowances at the time of shipment. Although some of our products contain a software component, the software is not sold separately and we are not contractually obligated to provide software upgrades to our customers.

Warranty and Customer Support – We typically warrant our products against defects in materials and workmanship for a period of one to five years from the date of sale and a provision for estimated future warranty and customer support costs is recorded when revenue is recognized. To date, warranty and customer support costs have not been material.

Income Taxes – Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The statement employs an asset and liability approach for financial accounting and reporting of deferred income taxes generally allowing for recognition of deferred tax assets in the current period for future benefit of net operating loss and research credit carry forwards as well as items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note J).

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Advertising – We expense advertising expenditures as incurred. Advertising expenses consist of direct expenditures. Advertising expenses for fiscal 2003, 2002, and 2001 were $0, $184, and $30, respectively.

Income and Loss Per Common Share – Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in our case consist of shares issuable under stock option plans and warrants. Potential common shares would not be included in the diluted loss per share computation for fiscal 2002 and 2001, as they would be anti-dilutive. (See Note K).

Stock-Based Compensation – In December 2002, FASB issued Statement No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation  — Transition and Disclosure  — An Amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its annual financial statements for the year ended December 31, 2002 and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ended March 31, 2003. The adoption of SFAS No. 148 did not have a material effect on our financial position or results of operations. The adoption of SFAS No. 148 did result in a modification of disclosure in our financial statements included in this Annual Report on Form 10-K and will result in modified disclosure in our quarterly financial statements included in future quarterly reports on Form 10-Q.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

All stock options issued to employees have an exercise price not less than the fair market value of our common stock on the date of grant, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in our financial statements. Options which were granted prior to our August 31, 2000 merger were valued as part of the consideration for the merger. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates in accordance with the method delineated in Statement of Accounting Standards No. 123 our net income and income per share for the year ended January 31, 2003 would decrease and our net loss and loss per share for the years ended January 31, 2002 and 2001, would have been increased to the pro forma amounts presented below:

	Fiscal Year
	2003	2002	2001

Net income (loss) As reported:	$1,742	$(7,249.00)	$(21,129.00)
Add: Stock based employee compensation expense	-	-	-
Deduct: Total stock based employee compensation expense determined under fair value method	$(5)	$(836.00)	$(287.00)

Pro forma Income (loss) per share:	$1,727	$(8,085.00)	$(21,416.00)
Basic and diluted EPS as reported	$0.14	$(0.66))	$(2.98)
Pro forma basic and diluted EPS	$0.13	$(0.74)	$(3.02)

New Accounting Pronouncements

Accounting for Asset Retirement Obligations - In June 2001, Financial Accounting Standards Board (FASB) issued Statement No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS No. 143 will not have a material effect on our financial position or results of operations.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections - In April 2002, FASB issued Statement No. 145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" effective on or after May 15, 2002. This Statement rescinds SFAS No. 4 and an amendment of that Statement, and SFAS No. 64. This Statement also rescinds SFAS No. 44. SFAS No. 145 prevents gains or losses on the extinguishment of debt that do not meet the criteria of APB 30 to be treated as extraordinary. This Statement amends SFAS No. 13, to eliminate an inconsistency between the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a material effect on our financial position or results of operations.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, FASB issued Statement No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities," effective for activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material effect on our financial position or results of operations.

Guarantor’s Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In the course of business the Company has contractual guarantees in the form of warranties. However, these warranties are limited and do not represent significant commitments or contingent liabilities of the indebtedness of others. This pronouncement is effective for financial statements issued after December 15, 2002 and is not expected to have a material impact on the Company’s financial statements.

Consolidation of Variable Interest Entities - In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This pronouncement requires the consolidation of variable interest entities, as defined, and is effective immediately for variable interest entities created after January 31, 2002, and for variable interest entities in which an enterprise obtains an interest after that date. We have no variable interest entities and thus this interpretation is not expected to have a material impact our financial statements.

C.    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following components as of January 31, 2003 and 2002:

	2003	2002

Manufacturing, engineering and plant equipment and software	$8,471	$8,547
Office furniture and fixtures	275	299
Leasehold and building improvements	249	523
Less: Accumulated depreciation and amortization	(7,922)	(7,562)

Total property and equipment	8,995	9,369
Net book value	$1,073	$1,807

Depreciation expense for fiscal 2003, 2002, and 2001 was $606, $2,700, and $1642, respectively.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

D.    SHORT TERM DEBT

Short term debt at January 31, 2003 and 2002 consisted of the following:

	2003	2002

Floating interest rate loan based on 2.5% over lender’s
prime rate secured by all of our tangible assets	$474	$686

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 65% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5%(10.7% at January 31, 2003). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance. The $54,000 of deferred interest was amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2003. In March 2003 the bank increased our eligible receivables limit to 80% of eligible accounts receivable. We are in compliance with our bank line of credit covenants as of January 31, 2003.

E.    OTHER CURRENT AND ACCRUED LIABILITIES

	Fiscal Year
	2003	2002

Payroll and employee benefits	$202	$765
Severance	-	150
Deferred revenue	-	325
Deferred maintenance	559	336
Legal	-	125
Office lease	257	386
Other	391	573

Total	$1,409	$2,660

F.    NON-RECURRING ONE-TIME CHARGES

    In fiscal 2002 we settled the San Diego, CA building lease for $168 and resolved several restructuring issues for $60.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

G.    LONG-TERM DEBT

Long-term debt at January 31, 2003 and 2002 consisted of the following:

	2003	2002

$250 senior convertible note bearing interest at
10% per annum due January 29, 2004. Monthly
interest payments with principal due upon maturity. The
note was convertible into 1,923,077 shares of our common stock at $0.13 per share. The issuance of warrants with the debt which was convertible into 1,923,077 shares of our common
stock at $0.13 per share expiring January 29, 2007 resulted
in a beneficial conversion feature to the note holder. We
recorded the debt net of a discount of $229 resulting from
the value attributed to the warrants issued with the note
and the beneficial conversion feature. We repaid the note
on January 17,2003.	$-	$21
Obligations under finance leases (See Note H)	68	121

Sub Total	68	142
Less: Current portion	68	115

	$-	$27

H.    LEASES AND OTHER COMMITMENTS

Rental expense under operating leases was $686, $911, and $542 for the years ended January 31, 2003, 2002 and 2001, respectively. The table below sets forth minimum payments under capital and operating leases with remaining terms in excess of one year, at January 31, 2003:

	Capital	Operating
	Leases	Leases

2004	$68	$632
2005	-	544
2006	-	306
Thereafter	-	-

Total	68	$1,482

Less: Amount representing interest	1

Present value of minimum annual rentals	$67

The net book value of equipment under capital leases was $100 and $121 at January 31, 2003 and 2002, respectively.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

In the merger agreement between Sync Research and our former parent, Sorrento Networks Corporation, Sorrento agreed to indemnify and hold us harmless against any liability arising after the merger in connection with the termination of a certain frozen defined pension plan maintained by Rixon Networks, Inc. A consultant retained by Sorrento and by the successor corporation to the entity from whom Sorrento originally purchased the company that became Rixon Networks, had advised them that the cost of termination of the pension plan in question could be in excess of $3 million. In the opinion of our special counsel, we are not responsible this termination cost and our obligation is to oversee the administration of the plan.

I.    LITIGATION

From time to time we are involved in various litigation and proceedings incidental to the normal conduct of our business. Although it is impossible to predict the outcome of any outstanding legal proceedings, we believe that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material effect on our financial position, the results of operations or cash flows.

J.    STOCKHOLDERS’ EQUITY

We are authorized to issue the following shares of stock:

50,000,000 shares of Common Stock ($.001 par value)
2,000,000 shares of Preferred Stock ($.001 par value)

None of our preferred stock was outstanding during the years ended January 31, 2003 and 2002.

K.    STOCK OPTION PLANS AND STOCK AWARD PLAN

We have four stock options plans: The 1991 Stock Option Plan, the 1996 Stock Option Plan, the 1999 Stock Option Plan and the 2000 Stock Option Plan. Only the 2000 Stock Option Plan is in effect. This plan provides for the granting of incentive or non-statutory stock options to certain key employees, non-employee members of the Board of Directors, consultants and independent contractors. Options are granted at a price equal to 100% of the fair market value of our common stock at the date of grant. Options typically vest at a rate of 25% of the shares on the first anniversary of the vesting commencement date and 1/36th of the remaining shares at the end of each month and expire not later than 10 years from the date of grant. The purpose of this plan is to attract, retain, motivate and reward our officers, directors, employees and consultants to maximize their contribution toward our success.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

As a result of the accounting for our reverse merger with Entrada Networks (see Note A), we are considered as having no options to acquire our common stock outstanding prior to the August 31, 2000 merger date. The following table summarizes the activity in our plans:

		Weighted Average
	Number of Shares	Exercise Price

Shares under option at January 31, 2000	-	$-
Deemed granted due to merger (Note A)	646,902	$3.65
Granted	2,974,350	$4.08
Exercised	(72,506)	$2.24
Canceled	(141,399)	$3.06

Shares under option at January 31, 2001	3,407,347	$4.08
Granted	1,376,400	$0.61
Canceled	(1,777,981)	$3.39

Shares under option at January 31, 2002	3,005,766	$2.89
Granted	85,500	$0.14
Cancelled	(1,584,524)	$3.59

Shares under option at January 31, 2003	1,506,742	$2.65

Additional information relating to stock options outstanding and exercisable at January 31, 2003 summarized by exercise price is as follows:

	Outstanding			Exercisable
	Weighted Average			Weighted Average
Exercise Price Per Share	Shares	Life (Years	)	Exercise Price	Shares	Exercise Price

$0.10 - $0.11	263,250	8.67		$0.11	219,532	$0.11
$0.15 - $0.15	450,000	8.75		$0.15	175,000	$0.15
$0.17 – $3.19	302,692	7.79		$1.53	237,276	$1.87
$4.00- $5.00	439,300	7.60		$4.57	439,263	$4.57
$5.63 - $20.00	51,500	4.87		$9.24	51,500	$9.24

$0.10 - $20.00	1,506,742	8.07		$2.02	1,122,571	$2.65

The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002

Risk free interest rate	4.1%	5.0%
Stock volatility factor	196%	190%
Weighted average expected option life	8.07 years	8.82 years
Expected dividend yield	0.0%	0.0%
Fair value of options granted	$0.01 to $0.16	$0.01 to $2.94
Weighted average fair value of options granted	$0.13	$0.61

On May 20, 2002, the board authorized the conversion of unpaid past due board fees, contributed capital, and compensation to be paid in stock. $189 was converted into 1,358,162 shares at between $0.13-$0.16 per share, the fair value of our common stock on the date of grant.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

L.    INCOME TAXES

At January 31, 2003, our deferred income tax assets consist of net operating loss carry forwards.

At December 31, 2002 the Company had available federal and state net operating loss carry forwards of approximately $76 million and $26.8 million, respectively, for income tax purposes. The federal and state losses will expire in varying amounts through 2021 and 2007, respectively. As of January 2003, 2002 and 2001 our effective income tax rate differs from the federal statutory income tax rate due to state taxes net of federal benefit, and other items.

The utilization of the loss carry forwards as an offset to future taxable income is subject to limitations under U.S. federal income tax laws. One such limitation is imposed when there is a greater than 50% ownership change. We believe that such an ownership change occurred on August 31, 2000. Of the approximately $76 million and $26.8 million NOL for federal and state taxes, approximately $64 million and $20.6 million will be subject to such limitation, respectively. At January 31, 2003 and 2002, we recorded a valuation allowance to reduce the deferred tax asset to zero because the recognition of the tax benefit could not be assured.

M.    EARNINGS PER SHARE CALCULATION

The following data show the amounts used in computing basic and diluted earnings per share.

	2003	2002	2001
Net income (loss) available to common shareholders used in basic EPS	$1,742	$(7,249)	$(21,129)
Average number of common shares used in basic EPS	12,800,555	10,994,240	7,082,659

We incurred a net loss from continuing operations for the years ending January 31, 2002 and 2001. Accordingly, the effect of dilutive securities including vested and non-vested stock options, warrants, and convertible debt, to acquire common stock are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

	2003	2002	2001

Net income (loss) available to common shareholders
used in basic EPS	$1,742	$(7,249)	$ (21,129)
Average number of common shares used in basic EPS	12,800,555	10,994,240	7,082,659
Effect of dilutive securities: stock benefit plan	84,134	-	-
Average number of common shares and dilutive
potential common stock used in diluted EPS	12,884,689	10,994,240	7,082,659

For the fiscal years ended January 31, 2002 and January 31, 2001, 148,495 and 92,065 options, respectively, were not included in the computation of diluted earnings per shares because their exercise price was greater than the average market price of the common shares for the period.

N .    SUPPLEMENTAL CASH FLOW DISCLOSURES

On May 20, 2002, the board authorized the conversion of unpaid past due board fees, contributed capital, and compensation to be paid in stock. $189 of unpaid expenses were converted into 1,358,162 shares at prices between $0.13-$0.16 per share, the fair market value of our common stock at the date of grant.

O.     CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, we place our temporary cash investments with high credit financial institutions and limit. At times such amounts may exceed F.D.I.C. limits.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

Customers greater than 10% of our net revenues and net receivables in a given fiscal year are as follows:

	Percent net revenues			Percent net receivables
	Fiscal years ended January 31,			Fiscal years ended January 31,
Description	2003	2002	2001	2003	2002	2001

Cisco	56.9%	19.6%	40.0%	45.9%	47.0%	37.0%
MCI WorldCom	-	-	-	31.9	-	-
Ingram Micro	-	-	-	10.9	-	-
Wells Fargo Bank -	-	-	-	14.2	-
Solectron	-	11.3	25.2	-	11.7	-
Avnet	-	-	-	-	-	12.6
Motorola	-	-	-	-	-	12.1

P.    SUBSEQUENT EVENTS

On April 7, 2003 HandsOn Ventures, LLC. partially exercised their warrant for 240,000 shares of common stock in a cashless exercise that netted to 125,294 shares. The remaining unexercised warrants amounting to 1,683,077 shares of common stock were also fully exercised in a cashless exercise that netted 887,707 shares. The warrants were to have expired on January 16, 2007.

Cisco has advised that it will discontinue purchasing from us an adapter card starting from the third quarter of the current fiscal year. This will have a major impact on our future revenues and there can be no assurance that the sales of this legacy product line could be restored to its current levels. This adapter card was scheduled to go out of production last year but had been kept in production at Cisco’s request while it qualified a replacement card.

Q.    RELATED PARTY TRANSACTIONS

Effective October 12, 2001, our subsidiary Torrey Pines Network, Inc. sold on a non-exclusive basis rights relating to the Silverline(TM) -WDM product to Meret Communications, Inc. for $200, which was paid in full at that time. We have no further obligations to Meret regarding this technology. Meret is a subsidiary of Sorrento Networks Corporation, the owner of approximately 8.9% of our outstanding shares of common stock.

Dr. Chadha’s brother is the managing member of HandsOn Ventures, LLC, which had purchased the $250 senior convertible debenture due January 2004 and warrants due January 2007. The debenture was fully paid and retired in January 2003.

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

R.    EVALUATION AND QUALIFYING ACCOUNTS

Changes in the inventory valuation reserve were as follows:

Balance at January 31, 2000	$2,026
Additions charged to costs and expenses	3,288
Amounts used during year	(1,974)

Balance at January 31, 2001	3,340
Additions charged to costs and expenses	2,200
Amounts used during year	(81)

Balance at January 31, 2002	5,459
Additions charged to costs and expenses	1,062
Amounts used during year	(2712)

Balance at January 31, 2003	$3,809

Changes in the accounts receivable valuation reserve were as follows:

Balance at January 31, 2000	449
Additions charged to costs and expenses	1,528
Amounts used during year	(1,577)

Balance at January 31, 2001	400
Additions charged to costs and expenses	692
Amounts used during year	(335)

Balance at January 31, 2002	757
Additions charged to costs and expenses	16
Amounts used during year	(561)

Balance at January 31, 2003	212

____________________________________

____________________________________

We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information.

This prospectus is not an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction where it is unlawful.

The information contained in this prospectus is current as of February 4, 2004

_______________________________________

_______________________________________

_______________________________

_______________________________

3,000,000 Shares

ENTRADA NETWORKS, INC.

Common Stock

_______________

PROSPECTUS

_______________

February_____, 2004

______________________________

______________________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant’s Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The bylaws of the Registrant require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is a director or officer of the Registrant or that, being or having been such a director or officer of the Registrant, such person is or was serving at the request of the Registrant as a director, officer, employee or agent of another business entity, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant may also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Such indemnification is mandatory under the Registrant’s by-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders.

The Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Delaware law further provides that indemnification shall be provided if the party in question is successful on the merits otherwise. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

The Registrant maintains a directors and officers liability insurance policy.

OTHER EXPENSES OF ISUANCE AND DISTRIBUTION

The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

Item	Amount
Securities and Exchange Commission Registration Fee	$57.01
Printing and Engraving Expenses	$5,000.00
Accountants' Fees and Expenses	$15,000.00
Legal Fees and Expenses	$15,000.00
Miscellaneous	$1,000.00

Total	$36,057.01

There have been no recent sales of unregistered securities.

EXHIBITS

Exhibit Number Description of Document

3.1    Amended and Restated Certificate of Incorporation dated June 25, 1999 - (B)

3.2    Amended and Restated By-Laws of Registrant - (C)

4.1    Series A Preferred Stock Certificate of Designation dated May 11, 2000 - (D)

4.2    Certificate of Amendment to the Certificate of Incorporation dated August 31, 2000

4.6    Amended and Restated 1996 Non-Executive Stock Option Plan (amended as of August 21, 1998) – (G)

4.7    2000 Stock Incentive Plan dated October 12, 2000 – (H)

4.8    Securities Purchase Agreement dated January 15, 2002-(K)

4.9    Stock Purchase Agreement dated November 25, 2003 (M)

5       Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP, filed herewith.

10.1  401(k) Plan – (I)

10.5  Standard Industrial Lease for 12 Morgan, Irvine, CA dated July 19, 1999 - (J)

10.7  Form of Non-competition agreement between Entrada and Sorrento Networks Corporation dated August 30, 2000

10.8  Silicon Valley Bank Subordination Agreement dated January 22, 2002

10.9  Form of Employment Agreement Between Entrada and Kanwar J.S. Chadha dated May 10, 2001

10.10 Form of Employment Agreement Between Entrada and Davinder Sethi dated June 15, 2002

10.10 Silicon Valley Bank Amendment to Loan Agreement dated March 20, 2003

21      Subsidiaries of the Registrant

23.1 Consent of BDO Seidman, LLP filed herewith.

29 Power of Attorney (included on signature page).
________________

The foregoing are incorporated by reference from the Registrant’s filings as indicated:

A    Form S-4/A filed August 3, 2000.

B    Form 10-Q for the fiscal quarter ended June 30, 1999, filed August 16, 1999.

C    Form 10-K for the year ended December 31, 1999, filed March 24, 2000.

D    Form 8-K filed May 19, 2000.

E    Form 10-Q for the fiscal quarter ended June 30, 1998, filed August 14, 1998.

F    Form 10-Q for the fiscal quarter ended September 30, 1996, filed November 14, 1996.

G    Form 10-Q for the fiscal quarter ended September 30, 1998, filed November 16, 1998.

H    Form 14C filed November 6, 2000.

I    Form S-1, as amended, which became effective on November 9, 1995.

J    Form 10-Q for the fiscal quarter ended September 30, 1999, filed November 15, 1999.

K    Form 8-K filed January 25, 2002

L    Form S-8 filed December 14, 2000

M   Form 8-K filed November 25, 2003

N   Form 8-K filed February 6, 2004

_____________________________________________________________________________

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act of 1933 and is therefore unenforceable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 10th day of February, 2004.

ENTRADA NETWORKS, INC.

By: /s/ Kanwar J.S. Chadha

Kanwar J.S. Chadha, Ph.D.,
Chief Executive Officer

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KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kanwar J.S. Chadha, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
By: /s/ Kanwar J.S. Chadha	Chairman, President, Director,	February 9, 2004

Kanwar J.S. Chadha, Ph.D.	Chief Executive Officer

By: /s/ Leonard Hecht	Director	February 9, 2004

Leonard Hecht

By: /s/ Rohit Phansalkar	Director	February 9, 2004

Rohit Phansalkar

By: /s/ Davinder Sethi	Vice Chairman, CFO,	February 9, 2004

Davinder Sethi, Ph.D.	Principal Accounting Officer,
Director

By:	Director	February 9, 2004

Raymond Ngan